UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02029901

NO ACT
P.E 12-21-2001
33-03656

March 7, 2002

Susan I. Permut
Assistant General Counsel
EMC Corporation
P.O. Box 9103
Hopkinton, MA 01748-9103

Act 1934
Section 14A-8
Rule
Public Availability 3/7/2002

Re: EMC Corporation
Incoming letter dated December 21, 2001

Dear Ms. Permut:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to EMC by Green Century Equity Fund, Bruce Wirth, the Chinook Fund, Harriet Denison, Katherine King, Walden/BBT Domestic Social Index Fund, Northstar Asset Management, A Territory Resource and Carla Kleefeld. We also received a letter submitted on behalf of the proponents dated January 18, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

cc: Heidi Soumerai
Vice President
Walden Asset Management
40 Court Street
Boston, MA 02108

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

Rule 14a-8(i)(7), Rule 14a-8(i)(3),
Rule 14a-8(i)(10), Rule 14a-8(f),
Rule 14a-8(b), and Rule 14a-8(c)

December 21, 2001

DEC 26 2001

VIA HAND DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal co-sponsored by Green Century Equity Fund, Bruce Wirth, Progressive Investment Management (on behalf of Chinook Fund), Harriet Denison, Katharine King, Boston Trust Investment Management, Inc. (on behalf of Walden / BBT Domestic Social Index Fund), Northstar Asset Management, A Territory Resource and Trillium Asset Management Corporation (on behalf of Carla Kleefeld)

Ladies and Gentlemen:

This letter is to inform the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it is the intention of EMC Corporation (the "Company" or "EMC") to omit from its proxy statement and form of proxy (collectively, the "2002 Proxy Materials") for the Company's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") the shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Green Century Equity Fund, Bruce Wirth, Progressive Investment Management (on behalf of Chinook Fund), Harriet Denison, Katharine King, Boston Trust Investment Management, Inc. (on behalf of Walden / BBT Domestic Social Index Fund), Northstar Asset Management, A Territory Resource and Trillium Asset Management Corporation (on behalf of Carla Kleefeld) as co-proponents or co-filers (the "Proponents"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange

Act").[1] Helen Flannery had also indicated her intent to co-sponsor the Proposal. However, in a letter dated December 1, 2001 (attached hereto as Exhibit A), Ms. Flannery withdrew her co-sponsorship of the Proposal.

I. The Proposal

The Proposal reads as follows:

> **Resolved:** Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies [sic] accordingly, and make this policy available publicly to investors.

A copy of the full text of the Proposal and Supporting Statement is attached hereto as Exhibit B.

II. Substantive Grounds for Exclusion

The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") concur in its view that the Proposal and the Supporting Statement are excludable from the 2002 Proxy Materials on the basis of the following substantive Rules:

1. Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations;
2. Rule 14a-8(i)(3), because the Supporting Statement contains misleading statements, rendering it false and misleading in violation of the proxy rules;
3. Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal; and
4. Rule 14a-8(i)(3), because the Proposal is vague, rendering it false and misleading in violation of the proxy rules.

[1] Unless otherwise noted, all references herein to rules shall be to Rules promulgated under the Exchange Act.

Bases for Exclusion

1. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

The Company believes that the Proposal deals with a matter relating to the Company's ordinary business operations and may be excluded from the 2002 Proxy Materials under Rule 14a-8(i)(7).

The Company believes that the Proposal is similar to and involves the same concerns and issues as proposals regarding the method by which a company communicates with its shareholders at its annual meeting and the location of a company's annual meeting. The Staff has generally permitted the omission of these proposals pursuant to the exclusion permitted by Rule 14a-8(i)(7).

(a) Management in the Best Position to Act

In Exchange Act Release No. 40,018 (May 21, 1998), the Commission stated that the application of Rule 14a-8(i)(7) is intended to avoid micro-management by shareholders in areas where shareholders are generally not in a position to make an informed judgment. In order to decide whether a shareholder meeting should be held in-person or solely by means of electronic communication, the Company must consider various costs, the accessibility of shareholders located all over the world, the availability of staffing resources, technology support, security and shareholder relations. The Company's Board of Directors and its management, to a significantly greater degree than the Company's shareholders, have an intimate knowledge of these factors which involve matters of ordinary business operations. Consistent with the policy behind Rule 14a-8(i)(7), the Proposal regarding the continuation of in-person meetings should therefore be excluded pursuant to the ordinary business exception.

(b) Shareholder Communications

The decision as to whether a shareholder meeting is to be held in-person or solely by means of electronic communication is related to how shareholders will communicate with one another and with the Company at the annual meeting. The Staff has agreed that companies may rely on the ordinary business exclusion to omit analogous proposals which seek to regulate shareholder communications of a company. See, e.g., PG&E Corporation (January 27, 2000) (a proposal to allow each shareholder to speak for a maximum of thirty minutes at annual meetings is excludable); Niagara Mohawk Holdings, Inc. (March 5, 2001) (company could omit a proposal requesting the setting aside of an area for shareholder discussion at an annual meeting); and U.S. West Inc. (September 21, 1993) (decisions made with respect to the type and extent of the facilities to be established for communications with shareholders is a matter relating to the conduct of the Company's ordinary business operations). Because the Proposal concerns communications with shareholders at the Company's annual meetings, it should be excludable pursuant to the ordinary business exception.

(c) Location of Annual Meeting

The Proposal also relates to the location of the Company's annual meetings because it would restrict future meetings from being held in "cyberspace." The Proposal is analogous to shareholder proposals excluded under Rule 14a-8(i)(7) which sought to specify the location of a company's shareholder meeting. See, e.g., Southern California Edison Company (January 3, 2001); Walt Disney Company (October 18, 1999) (company could omit proposals mandating the location of company annual meetings); Lucent Technologies, Inc. (October 28, 1998) (a proposal requesting the Board to adopt a policy mandating that the company hold its annual meeting in locations "readily accessible to a significant concentration of shareholders" was excludable under Rule 14a-8(i)(7)); Apple Computer, Inc. (October 29, 1997) (company could omit a proposal that shareholder meetings be rotated among cities that are major transportation centers); and Northeast Utilities Service Co. (December 18, 1995) (proposal to alternate meetings between states in which subsidiaries of the company do business was excludable). Because the Proposal concerns the specific location of the Company's annual meetings, the Company believes that it may be excluded under Rule 14a-8(i)(7).

2. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Supporting Statement Contains Misleading Statements, Rendering It False and Misleading In Violation of the Proxy Rules

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has indicated that potentially false and misleading assertions included in supporting statements must either provide the factual support for the statement or be cast in the form of an opinion clearly attributable to the proponent, or be deleted. See, e.g., Rockefeller Center Properties (March 30, 1993); General Motors Corporation (March 9, 1993); and Bristol-Myers Squibb Company (March 8, 1993).

The Company believes that the following statements, drawn from the Supporting Statement, are misleading for the following reasons:

(a) Paragraph 1, sentence 1, beginning: "Whereas: EMC was a strong and public backer..."

This portion of the Supporting Statement refers to Senate No. 1797 which is misleading because Senate No. 1797, "An Act Establishing a Commission on Law, Ethics and Technology for the Purpose of Advising the Governor and Legislature," does not address the ability of a company to hold a meeting by means of electronic communication. Presumably, the Proponents are referring to Senate No. 1792, "An Act Relative to Electronic Communication and Shareholders," which is entirely different legislation. Furthermore, the characterization of the Company as a "strong and public backer" of Senate No. 1792, together with the use of the word "lobbying" in Paragraph 1, sentence 4, is misleading because it overstates the Company's support for the bill. Senate No. 1792 received support from, among others, Associated Industries of Massachusetts ("AIM"), a group of approximately 5,000 Massachusetts businesses of which the Company is a member. The Company stood out from this group only in as much as it, along with at least six other Massachusetts businesses, testified to the Senate in support of the bill.

Furthermore, when sentences 1 and 4 of Paragraph 1 are read together with Paragraph 3 and the Proposal, the Proponents imply that the Company favored Senate No. 1792 primarily because, if the bill were passed into law, the Company could limit shareholder dialogue and the number and types of questions posed to it by conducting annual meetings solely by means of electronic communication. There is no basis for this implication. The Company supported Senate No. 1792 for a number of reasons and the ability to hold its own shareholder meetings solely by means of electronic communication was not the primary reason. Accordingly, the implication created by the above-referenced sentences is misleading.

(b) Paragraph 1, sentences 3, 4 and 5, beginning: "In defense of its lobbying...," "We are disappointed..." and "Stockholders have a right..."

These sentences begin by referring to a quotation from Mark Fredrickson of EMC. However, its presentation in the Supporting Statement is misleading for two reasons. First, the Proponents have included this quotation to lend credibility to the statements in Paragraph 3 and suggest that the Company's purpose in backing Senate No. 1792 was to eliminate questions relating to social causes. As discussed above, this implication is unfounded and is not expressed as an opinion. Furthermore, when sentence 3 is read in conjunction with sentence 5, the implication is that the Company believes that shareholders do not have a right to raise questions about financial and social issues that affect the Company's bottom-line and image. However, there is no basis for such an accusation. The Company's policy has always been to provide the opportunity for questions at annual meetings within reasonable time constraints and the Company has never suggested that the ability of stockholders to raise questions would be eliminated in a "virtual meeting."

(c) Paragraph 3, sentence 1, beginning: "In contrast, online-only annual meetings..."

This sentence is misleading because it refers to the preceding paragraph and suggests that, in contrast to in-person annual meetings, meetings held solely by means of electronic communication "would allow companies to control which questions and concerns are heard." This is misleading because the Company has the right to reasonably manage the business conducted at its annual meeting, including implementing procedures relating to the number and duration of questions, regardless of whether the meeting held is in-person or solely by means of electronic communication. The Company has historically limited questions at its annual meetings due to the number of questions and time constraints and it believes that if it held an annual meeting solely by means of electronic communication it would likely have to limit questions at that meeting as well. Furthermore, as discussed below, the commitment of the Company's investor relations department to answering shareholder questions ensures that the annual meeting is not the only forum for shareholders to have their questions answered. Therefore, the implication that a face-to-face meeting is inherently better because it allows for more questions is unsubstantiated and misleading.

Paragraph 3, together with Paragraph 1, is further misleading because it indirectly impugns the character and integrity of the Company's management and indirectly makes charges concerning improper conduct without factual foundation within the meaning of Note (b) to Rule 14a-9. These paragraphs suggest that management has impeded, and intends to continue to impede shareholders from asking certain questions. The implication of sentence 1 is that "on-line only" annual meetings would allow companies to "control" questions in a negative way, preventing an "unfiltered dialogue between shareholders and management." This is misleading because the Company historically has allowed shareholders to ask questions at annual meetings, subject to reasonable time constraints, and has addressed additional shareholder questions after the meeting. The Company also maintains an active and responsive investor relations department to which shareholders can direct their questions at any time via electronic mail or telephone and, except in the most unusual circumstances, be assured of a response. In addition, the Company believes that the references to democracy in this paragraph and elsewhere in the Supporting Statement are misleading. Corporations are governed by their charter documents and corporate law and are not "democracies" in the traditional sense of the word.

Finally, Paragraph 3 is misleading because it implies that limiting the number and duration of questions from the floor is an "unusual practice in corporate America." However, the Company believes that most publicly held companies adopt rules for the conduct of their annual meetings that may limit the ability of shareholders to pose questions. The right of these companies to adopt such rules and manage their shareholder meeting is well established. Furthermore, companies are not required to address questions during shareholder meetings. Nonetheless, the Company has always committed itself to standards of fairness in its annual meetings. It is unsubstantiated and misleading to imply that the Company follows practices in its annual meetings that materially differ from those of comparable companies elsewhere in the United States.

(d) Paragraph 5, beginning: "Additionally, we believe..."

Although framed as opinions, the first three of the four bullet points are unsubstantiated and misleading:

Bullet one, beginning "[t]he digital divide persists in the United States....", implies that, because not all shareholders have access to computers for on-line meetings, the Company would be excluding certain shareholders from participating in the annual meeting by holding it solely by means of electronic communication. However, the Company believes that many more of its shareholders in the United States and worldwide will have access to a computer at work, home or in the local library than will be able to travel to the Company's headquarters in Massachusetts for an annual meeting.

Bullet two states that "internet-only meetings limit media access to assembled shareholders." This phrase is misleading because it implies that "internet-only" meetings would limit media access and "open media reporting" to a greater degree than in-person annual meetings. Historically, there has been limited media coverage of the Company's annual meetings. As a result, holding annual meetings solely by means of electronic communication instead of in-person would have a negligible impact on the level of media coverage involved in the Company's annual meetings. In fact, holding a meeting solely by means of electronic communication may increase the accessibility of the annual meeting to the media who would not otherwise be inclined to travel to Massachusetts and may increase coverage by on-line journals or magazines that monitor significant events taking place on the internet.

Bullet three states that "we believe that maintaining our democracy at a modest money [sic] and the investment in creating an annual space for shareholder dialogue is money well spent." Even assuming that "expense" is substituted for the first use of the word "money," the sentence is still vague. As one of the few companies to hold an annual meeting via the Internet, Inforte Corp. found that the expenses of its on-line meeting were one-tenth of those for a meeting held in person. Karen Bannan, *Safe at Home: Virtual Annual Meetings*, September 19, 2001, at http://www.cfo.com/article/

1,4616,0/83/AD/5046,00.html. Many shareholders, who do not realize the cost of holding an annual meeting, may be misled by the use of the word "modest." The Company estimates that a large publicly held company could potentially save hundreds of thousands of dollars by holding an annual meeting solely by means of electronic communication rather than by holding an in-person annual meeting. The Company believes that the potential for significant cost savings was the motivation for many companies to endorse Senate No. 1792 or the comparable legislation passed earlier in Delaware.

3. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." Furthermore, the Staff has not required that a company implement the action requested exactly in all details but has been willing to issue No-Action Letters in situations where the essential objective of the proposal has been satisfied. See, e.g., Masco Corporation (April 19, 1999 and March 29, 1999); and E.I.duPont de Nemours and Company (February 14, 1995).

The Staff has found proposals to be substantially implemented and excludable under Rule 14a-8(i)(10) in instances where a company had previously complied with the objectives of the proposal. See, e.g., AMR Corporation (April 17, 2000); The New South Africa Fund (April 18, 1996); and Capital Cities / ABC, Inc. (February 29, 1988). The Company has already complied with the objectives of the Proposal, which requests a commitment to hold in-person annual meetings. The Company has never held an annual meeting solely by means of electronic communication; rather the Company historically has held in-person annual meetings.

Furthermore, it is unclear whether the Company, if it so desired, could hold such a meeting solely by means of electronic communication without violating the current Massachusetts Business Corporation Law ("MBCL") or the Company's Articles of Organization and By-laws. Due to this uncertainty and the risk of violating the MBCL or its charter and by-laws, it is impractical for the Company to do anything but continue to have its annual meetings in-person rather than solely by means of electronic communication and, therefore, comply with the objectives of the Proposal.

The Company believes that its existing practices substantially implement the objectives of the Proposal. Thus, the Company should be allowed to exclude the Proposal under Rule 14a-8(i)(10).

4. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Vague, Rendering It False and Misleading in Violation of the Proxy Rules

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently recognized that a proposal is sufficiently vague and indefinite to render it materially false or misleading and justify its exclusion under Rule 14a-8(i)(3) where "neither the shareholders voting on the proposal, nor the company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." See Fuqua Industries, Inc. (March 12, 1991). See, e.g., Wendy's International, Inc. (February 2, 1990); Corning Inc. (February 19, 1997); Nynex Corp. (January 12, 1990); and North Fork Bancorporation (March 25, 1992). With respect to such proposals, the Staff has noted that "any resultant action by the Corporation would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." See Jos. Schlitz Brewing Co. (March 21, 1977). See, e.g., Exxon Corporation (January 29, 1992).

The Company believes that the terms "continuation" and "practices policies" are central components of the Proposal and that because these terms in the Proposal are vague and not defined, neither the Company's shareholders nor its management can be certain of what they are being asked to approve or implement. Based on the forgoing, the Company believes that the Proposal is materially false, misleading and unclear and is therefore excludable pursuant to Rule 14a-8(i)(3).

III. <u>Procedural Grounds for Exclusion</u>

The Company further respectfully requests that the Staff concur in its view that the Proposal and the Supporting Statement are excludable from the 2002 Proxy Materials with respect to certain of the Proponents on the basis of the following procedural rules:

1. Rule 14a-8(e), because the Proponent failed to timely submit the Proposal;

2. Rule 14a-8(f), because the Proponent is ineligible to submit the Proposal under Rule 14a-8(b); and

3. Rule 14a-8(c), because no shareholder may submit more than one proposal to a company for a particular shareholders' meeting.

Bases for Exclusion

1. The Proposal May Be Excluded under Rule 14a-8(e) Because the Proponent Failed to Timely Submit the Proposal

In accordance with Rule 14a-8(e), the proxy statement and form of proxy for the Company's 2001 Annual Meeting of Stockholders states that shareholder proposals must be received at the Company's principal executive offices by no later than November 18, 2001 in order to be eligible for inclusion in the 2002 Proxy Materials. The Staff has strictly interpreted the timeliness requirements of Rule 14a-8 and has consistently concurred with companies that have decided to omit proposals based on the fact that the proposal was not timely submitted. See, e.g., Chevron Corp. (February 10, 1998); and Gillette Co. (January 12, 1990).

The submission of Trillium Asset Management Corporation (on behalf of Carla Kleefeld) is excludable from the 2002 Proxy Materials under Rule 14a-8(e), because such Proponent failed to timely submit the Proposal. A more detailed discussion of the deficiencies of the submission of Trillium Asset Management Corporation (on behalf of Carla Kleefeld), including the basis for excluding the Proposal under Rule 14a-8(e), is provided in Schedule 9 (Exhibit C).

2. The Proposal May Be Excluded under Rule 14a-8(f) Because the Proponent Is Ineligible to Submit the Proposal under Rule 14a-8(b)

On numerous occasions, the Staff has concurred in a company's omission of shareholder proposals under Rule 14a-8(f) based on a proponent's failure to provide evidence of its eligibility under Rule 14a-8(b). See, e.g., Motorola, Inc. (September 28, 2001); Target Corporation (March 12, 2001); and Johnson & Johnson (January 11, 2001). Furthermore, if a company notifies a proponent of deficiencies in its submission, including the failure to provide evidence of eligibility, then pursuant to Rule 14a-8(f)(1), such proponent must transmit its response correcting such deficiencies no later than 14 calendar days from the date that it received the company's deficiency notice. The Staff has consistently concurred with companies that have chosen to exclude proposals because deficiencies were not remedied within the 14 calendar day timeframe. See, e.g., Eastman Kodak Company (February 5, 2001); McGraw Hill Companies Inc. (November 26, 2001); and Bank of America Corp. (February 12, 2000). Although the Staff has in some instances allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in the company's deficiency letter. See, e.g., Sysco Corporation (August 10, 2001) and General Motors Corp. (April 3, 2001). The Company believes that an extension of the 14-day period is not warranted in the present case because the Company's letter of deficiency fully complied with the requirements of Rule 14a-8(f)(1).

The list below sets forth the deficiencies under Rule 14a-8(b) in the submissions of the corresponding Proponent. A more detailed discussion of the deficiencies, including the bases for excluding the Proposal as it relates to such Proponent, is provided in the referenced Schedule (Exhibit C).

Proponent	Schedule Number	Deficiency
Green Century Equity Fund	1	(i) Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)); and (ii) Failure to submit a written statement verifying holdings as of the date that the Proponent submitted the Proposal (Rule 14a-8(b)(2)(i)).
Boston Trust Investment Management, Inc. (on behalf of Walden / BBT Domestic Social Index Fund)	6	Failure to submit a written statement verifying its holdings from the "record holder" (Rule 14a-8(b)(2)(i)).
Trillium Asset Management Corporation (on behalf of Carla Kleefeld)	9	Failure to provide an adequate written statement of intent to continue to hold the requisite Company securities through the date of the 2002 Annual Meeting (Rule 14a-8(b)(2)(i)).

Because the Proponents listed above, after receiving adequate notice of deficiency from the Company, failed to satisfy the requirements of Rule 14a-8(b) and because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to furnish such information to the Company has expired, the Company believes that it may exclude the Proposal as it relates to such Proponents under Rule 14a-8(f)(1).

3. The Proposal May Be Excluded under Rule 14a-8(c) Because No Shareholder May Submit More Than One Proposal to a Company for a Particular Shareholders' Meeting

Rule 14a-8(c) provides that a proponent may submit no more than one proposal to a company for a particular shareholders' meeting. In situations where there has been an obvious attempt to evade the one proposal limitation, the Staff has permitted companies to omit all of the proposals. See, e.g., NMR of America, Inc. (May 11, 1993).

Where proponents act in a coordinated or arranged fashion with respect to proposals, the Staff has found such proponents to be a single proponent subject to the one proposal limitation. In reaching such results, the Staff has looked for indications that one proponent is acting on behalf or as an alter ego of or in concert with another proponent. Indicia of "acting on behalf or as an alter ego of or in concert with," which the Staff has recognized as a basis for omission under Rule 14a-8(c), include (i) the admission by a nominal proponent of the proponent's affiliation with another proponent, (ii) the absence of opposition by a nominal proponent to the assertion that such proponent's proposal is in reality submitted for a different proponent, (iii) the overall coordination, arranging and masterminding of multiple proposals by one proponent, (iv) a significant similarity in the language of proposals, supporting statements and cover letters, and (v) the existence of evidence that the true proponent authored, prepared and solicited with respect to multiple proposals. See, e.g., Weyerhaeuser Company (December 20, 1995) (omission of multiple proposals permitted where one of the two proponents did not contest the company's position that the proposals were submitted by a single proponent, the proponents worked together and had the same address, and the language in the proposals and supporting statements was similar); Albertson's Inc. (March 11, 1994) (omission of multiple proposals permitted where two proponents admitted alliance as co-chairs of a shareholders' committee, one proposal was submitted on such committee's letterhead and the other was submitted by a proponent as co-chair of the committee, and the language in the cover letters accompanying the proposals and the supporting statements was similar); Dominion Resources, Inc. (December 22, 1992) (omission of multiple proposals permitted where proposals were submitted in direct response to the company's earlier rejection of multiple proposals submitted by one proponent and each proposal bore the same postmark, was sent via certified mail with consecutive serial numbers and appeared to have been prepared using the same typewriter or word processor); Banc One Corporation (February 2, 1993); and TPI Enterprises (July 15, 1987).

Walden Asset Management ("Walden") is a division of the United States Trust Company of Boston ("USTCB"). USTCB is the parent of Boston Trust Investment Management, Inc., which is the adviser to four "socially responsible" funds: Walden Social Balanced Fund, Walden Social Equity Fund, Walden / BBT Domestic Social Index Fund and Walden / BBT International Social Index Fund. A letter from Boston Trust Investment Management, Inc. to the Company, dated November 13, 2001, states that "Walden Asset Management performs shareholder advocacy, proxy voting and other social initiatives for Boston Trust Investment Management." Based on letters received from the Proponents, other correspondence received by the Company relating to the Proposal, and the facts and circumstances related to the foregoing, all as further described below, the Company believes that Walden is the true proponent of the Proposal and that the other Proponents are merely nominal proponents acting on behalf of or in concert with Walden. Moreover, the Company believes that Walden is the true proponent of a second proposal, attached hereto as Exhibit D (the "Second Proposal"), and a third proposal, attached hereto as Exhibit E (the "Third Proposal"), and that the other proponents of each of the Second Proposal and the Third Proposal are also merely nominal proponents acting on behalf of or in concert with Walden.

The principal reasons why the Company believes that Walden is the true proponent of the Proposal and that the other Proponents are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Proposal and Supporting Statement submitted by each Proponent is identical. This is clearly visible from the fact that (i) the typographical error "S, 1797" is used (instead of "S, 1792") in every copy of the Supporting Statement; (ii) the typographical error "modest money" appeared in every copy of the Proposal as originally submitted, and (iii) the typographical error "practices policies" appears in every copy of the Proposal. On November 13, 2001, Boston Trust Investment Management, Inc. provided a letter stating "We noticed one typo in the resolution and enclose an amended version on behalf of ourselves and all co-filers." The attached copy of the Supporting Statement was modified to change "modest money" to "modest cost" and asked that all correspondence on this matter be directed to Timothy Smith, Senior Vice President of Walden. See, e.g., TPI Enterprises (July 15, 1987) (omission of multiple proposals permitted where preambles in all proposals were virtually identical and some proposals contained the same typographical error).

- Walden / BBT Domestic Social Index Fund is listed as the "primary filer" in a letter dated October 30, 2001 that was sent to the Company by Boston Trust Investment Management, Inc., which is the adviser to Walden / BBT Domestic Social Index Fund. As noted above, Walden is a division of USTCB, which is the parent of Boston Trust Investment Management, Inc. Of the eight remaining letters sent by the Proponents to the Company, five state that such Proponent is filing together with Walden / BBT Domestic Social Index Fund, who is described as the "primary filer."

The principal reasons why the Company believes that Walden is the true proponent of the Second Proposal and that the other proponents thereof are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Second Proposal and the supporting statement thereto submitted by each proponent of the Second Proposal is identical. See, e.g., TPI Enterprises (July 15, 1987).

- Walden submitted a letter to the Company, dated October 30, 2001, on Walden's letterhead in which it stated that USTCB is the beneficial owner of a number of the Company's shares. Timothy Smith, Senior Vice President of Walden, signed such letter. Of the three remaining letters that the Company received from the proponents of the Second Proposal, one referred to Walden as the "co-primary filer" and one referred to Walden as the "co-sponsor."

The principal reasons why the Company believes that Walden is the true proponent of the Third Proposal and that the other proponents thereof are merely acting on behalf of or in concert with Walden are as follows:

- The language used in each copy of the Third Proposal submitted by the proponents of the Third Proposal is identical. The form of the supporting statement to the Third Proposal submitted by the Pax World Balanced Fund, Inc. and the Connecticut Retirement Plans & Trust Funds, which is attached as Exhibit F is substantially similar to the language used in the form of the supporting statement to the Third Proposal submitted by the remaining proponents of the Third Proposal (Exhibit E). The language used in each copy of the supporting statement to the Third Proposal submitted by the remaining proponents of the Third Proposal is practically identical. With respect to the majority of the remaining proponents of the Third Proposal, it appears as though the page containing the Third Proposal and supporting statement thereto has simply been photocopied. Further evidence that the copies of the Third Proposal and the supporting statement thereto were likely generated by the same person is visible from the fact that (i) the typographical error "[t]his is contrast to" appears in ten of the 12 supporting statements to the Third Proposal, and (ii) the typographical error "2001" appears in eight of the 12 copies of the Third Proposal as originally submitted. See, e.g., TPI Industries (July 15, 1987).

- Six of the 12 cover letters that the Company received relating to the Third Proposal are substantially identical and another letter was substantially similar. Moreover, these cover letters are strikingly similar in form and content to the cover letter submitted by Walden on behalf of USTCB in favor of the Proposal. The first paragraphs of both cover letters include the phrase "[Our clients / We] believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term." The cover letter sent by Izetta Smith even begins: "I share Walden's belief that companies with a commitment to customers..." The second paragraphs of both cover letters are practically identical and both conclude: "We look forward to hearing from you. We would appreciate it if you would copy us on correspondence related to this matter.... Our best wishes for your continued success in serving all of your stakeholders. Sincerely..."

- Of the three responses received by the Company by electronic mail from the Sisters of Notere Dame de Namur, the Funding Exchange and the Community Church of New York (sent on December 14, 2001, December 13, 2001 and December 13, 2001, respectively), all three emails are practically identical. Timothy Smith, Senior Vice President of Walden is carbon copied on each such email.

- Of the 12 letters that the Company received from the proponents of the Third Proposal, one referred to Walden as the "lead filer and primary contact," one referred to USTCB as the "primary filer," one referred to Timothy Smith, Senior Vice President of Walden as the "fund manager," two referred to Walden as the "co-filer" and five referred to Timothy Smith of Walden as the "primary contact." Eight of these letters carbon copied Timothy Smith of Walden.

- Of the ten letters that the Company received in support of the claim of beneficial ownership under Rule 14a-8(b)(1) of the proponents of the Third Proposal, six were written by Walden as "manager and custodian" for such proponent. In a letter from Walden to the Company, dated November 20, 2001, Walden stated that "each of the clients for whom we hold shares of EMC has granted proxy voting discretion to Walden Asset Management.... We therefore have both investment and voting discretion with respect to all 156,883 shares of EMC Corporation" that Walden holds "in various investment management accounts for our clients..." Walden then states, "there can be no doubt that Walden is the 'beneficial owner' of all such shares as the term is used in Rule 14a-8."

The foregoing suggests that Walden is the true proponent behind the First Proposal, Second Proposal and Third Proposal. In addition to the foregoing, the Company believes that the following facts and circumstances demonstrate that Walden has been responsible for the overall coordination, arranging and masterminding of the proposals:

- Timothy Smith, Senior Vice President of Walden submitted two letters to the Company, dated October 16, 2001 (Exhibit G) and November 20, 2001 (Exhibit C, Schedule 6.5) respectively. In the letter dated October 16, 2001, Mr. Smith referred to "EMC's diversity initiatives," "corporate governance issues" and "in-person shareholder meetings." Furthermore, Mr. Smith stated as follows: "[a]t present it appears that shareholder resolutions on these three topics will be submitted. We know we speak on behalf of all the resolution sponsors when we say that we hope the submission of these resolutions will be taken in the constructive spirit in which they are meant and that they will lead to a positive dialogue with management. As we had agreed, we will keep you informed of any further actions." In the letter dated November 20, 2001, Mr. Smith purports to address the Company's assertion that Walden is the true proponent of the proposals. Mr. Smith also purports to substantiate the beneficial ownership of the Tides Foundation and Funding Exchange collectively. See, e.g., Banc One Corporation (February 2, 1993) (omission of multiple proposals permitted where the true proponent admitted that he arranged for the other proponents to submit proposals, established the date for filing the proposals, and worked on the text of the other proponents' proposals); and TPI Enterprises (July 15, 1987) (omission of multiple proposals permitted where one of the proponents, using the word "we," advised the company by phone to expect proposals).

- The characterizations noted above of Walden and its affiliates as "primary" or "co-primary" filer or "co-sponsor" with reference to all three proposals.

- The designation by certain of the proponents of all three proposals of Timothy Smith of Walden as the primary contact.

Accordingly, the Company believes that Walden, together with the nominal proponents of each of the Proposal, the Second Proposal and the Third Proposal (with the exception of Trillium Asset Management Corporation (on behalf of Anne Slepian), Trillium Asset Management Corporation (on behalf of Carla Kleefeld), Trillium Asset Management Corporation (on behalf of The Advocacy Fund), Unitarian Universalist Association of Congregations and Izetta Smith) constitute a single proponent subject to the one proposal limitation. All of such Proponents failed to indicate which of the Proposal, the Second Proposal or the Third Proposal they wish to include in the 2002 Proxy Materials after receiving an adequate notice of deficiency from the Company. Given that the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to inform the Company of any corrections to deficiencies has expired, the Company believes that it may exclude the Proposal as it relates to such Proponents under Rule 14a-8(f)(1). Substantiation for excluding the Proposal as it relates to such Proponent is provided in the relevant Schedule attached hereto (Exhibit C).

IV. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. The Company would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position.

In accordance with Staff Legal Bulletin No. 14, section G.7, all relevant correspondence relating to each Proponent is attached hereto as a schedule to Exhibit C.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to each of the Proponents, informing them of the Company's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. The Company intends to begin distribution of the definitive 2002 Proxy Materials on or after March 15, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files the definitive 2002 Proxy Materials with the Commission.

Please do not hesitate to contact the undersigned at (508) 435-1000 ext. 77254 with any questions or comments regarding this matter.

Very truly yours,

Susan I. Permut
Assistant General Counsel

cc: Trillium Asset Management (on behalf of Anne Slepian)
Friends Ivory & Sime
Walden Asset Management / United States Trust Company of Boston
Calvert Asset Management Company, Inc. (on behalf of Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, and Calvert Social Investment Fund Enhanced Equity Portfolio)

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

Exhibit A

Helen Flannery
66 Tower Street, #2
Jamaica Plain, MA 02130

RECEIVED
DEC - 4 2001
By Legal

December 1, 2001

Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkview Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut,

At this time, I am withdrawing myself as a co-filer for the attached shareholder resolution.

Sincerely,

Helen Flannery

Helen Flannery

Exhibit B

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

Exhibit C

SCHEDULES

Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Company's letter to the Commission to which these Schedules are attached.

Schedule Number 1: **Green Century Equity Fund** (herein, "Green Century"), Green Century Capital Management, Inc., 29 Temple Place, Suite 200, Boston, MA 02111

Green Century submitted the Proposal attached to a letter that was received by the Company on November 14, 2001 (Schedule 1.1). By letter received by Green Century on November 23, 2001, the Company notified Green Century of the deficiencies of its submission (the "deficiency letter") (Schedule 1.2). Green Century responded with a letter purporting to address such deficiencies that was received by the Company on December 5, 2001 (Schedule 1.3). These letters, as well as proof of receipt of the Company's deficiency letter are attached hereto.

Rule 14a-8(b):

(i) Through its deficiency letter, the Company notified Green Century that the written statement purporting to substantiate Green Century's holdings of Company securities is insufficient under Rule 14a-8(b) because the statement provides that IBTC is holding the shares as record holder (through CEDE & Co.) for Domini Index Portfolio and not for Green Century. Through its deficiency letter, the Company notified Green Century that IBTC is not a record holder of the Company securities purportedly owned by Green Century. Green Century did not adequately address either of these deficiencies.

(ii) Through its deficiency letter, the Company notified Green Century that it had failed to submit to the Company an adequate written statement verifying its holdings as of the date of the submission of the Proposal, as required by Rule 14a-8(b). The written statement (herein, the "written statement") submitted by Investors Bank & Trust Company (herein, "IBTC") to demonstrate Green Century's share ownership was dated as of November 9, 2001 rather than the date of submission of the Proposal, which was November 13, 2001, as is required by Rule 14a-8(b). Green Century did not correct this deficiency.

Schedule Number 2: **Bruce Wirth**, 3022 ½ 4th Avenue W., Seattle WA 98119-1905

Bruce Wirth submitted the Proposal attached to a letter that was received by the Company on November 16, 2001 (Schedule 2.1). By letter received by Mr. Wirth on November 26, 2001, the Company notified Mr. Wirth of deficiencies in his submission (herein, the "deficiency letter") (Schedule 2.2). The Vanguard Group responded with a letter purporting to address such deficiencies that was received by the Company on

December 7, 2001 (Schedule 2.3). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Schedule Number 3: **Progressive Investment Management (on behalf of Chinook Fund)** (herein, "Progressive"), 721 NW Ninth Avenue, Suite 250, Portland, OR 97209

Progressive submitted the Proposal to the Company attached to a letter dated November 12, 2001 (Schedule 3.1). By letter received by Progressive on December 7, 2001, the Company notified Progressive of the deficiencies in its submission (the "deficiency letter") (Schedule 3.2). Progressive responded with a letter purporting to address such deficiencies that was received by the Company on December 20, 2001 (Schedule 3.3). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Schedule Number 4: **Harriet Denison**, 3406 NW Thurman, Portland, OR 97210

Harriet Denison submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 4.1). By letter received by Ms. Denison on November 28, 2001, the Company notified Ms. Denison of deficiencies in her submission (herein, the "deficiency letter") (Schedule 4.2). The Bank of America responded with a letter purporting to address certain of these deficiencies that was received by the Company on December 6, 2001 (Schedule 4.3) and Ms. Denison responded with a letter received by the Company on December 10, 2001 (Schedule 4.4). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 5: **Katharine King**, 632 Pacific Street, Suite 1, Santa Monica, CA 90405

Katherine King submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 5.1). By letter received by Ms. King on November 21, 2001, the Company notified Ms. King of deficiencies in her submission (herein, the "deficiency letter") (Schedule 5.2). Fleet Bank responded with a letter purporting to address certain of these deficiencies that was received by the Company on November 29, 2001 (Schedule 5.3). These letters as well as proof of receipt of the deficiency letter are attached hereto.

Schedule Number 6: **Boston Trust Investment Management, Inc.** (on behalf of Walden / BBT Domestic Social Index Fund) (herein, "BTIM"), 40 Court Street, Boston, MA 02108

BTIM submitted the Proposal attached to a letter that was received by the Company on November 7, 2001 (Schedule 6.1) and, by letter received by the Company on November 15, 2001 (Schedule 6.2), BTIM sought to revise the Proposal. By letter received by BTIM on November 14, 2001, the Company notified BTIM of deficiencies in its submission (herein, the "deficiency letter") (Schedule 6.3). BTIM responded with a letter purporting to address certain of these deficiencies that was received by the Company on November 21, 2001 (Schedule 6.4). Walden responded with a letter that was received by the Company on November 21, 2001 (Schedule 6.5). The Company responded with a follow-up deficiency letter that was received by BTIM on December 7, 2001 (Schedule 6.6). Finally, BTIM responded with a letter received by the Company on December 18, 2001 (Schedule 6.7). These letters as well as proof of receipt of the Company's deficiency letters are attached hereto.

Rule 14a-8(b): Through its deficiency letters, the Company notified BTIM that the written statement submitted by USTCB verifying BTIM's holdings of Company securities did not comply with Rule 14a-8(b) because, although the written statement provides that USTCB is holding the shares as record holder through CEDE & Co. for BTIM, according to the Company's records, USTCB is not a record holder of the Company's securities. The letters submitted by BTIM did not adequately address this deficiency. Furthermore, the letter received from BTIM on December 18, 2001 was received after the 14-day period provided by Rule 14a-8(f)(1).

Schedule Number 7: **Northstar Asset Management** (herein, "Northstar"), 30 St. John Street, Boston, MA 02130

Northstar submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 7.1). By letter received by Northstar on November 21, 2001, the Company notified Northstar of deficiencies in Northstar's submission (herein, the "deficiency letter") (Schedule 7.2). Northstar responded with a letter purporting to address such deficiencies that was received by the Company on November 29, 2001 (Schedule 7.3). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 8: **A Territory Resource** (herein, "ATR"), 603 Stewart Street, Suite 1007, Seattle, WA 98101-1229

ATR submitted the Proposal to the Company attached to a letter dated November 14, 2001 (Schedule 8.1). By letter received by ATR on December 7, 2001, the Company notified ATR of deficiencies in its submission (herein, the "deficiency letter") (Schedule

8.2). ATR responded with a letter purporting to address such deficiencies that was received by the Company on December 19, 2001 (Schedule 8.3). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Schedule Number 9: **Trillium Asset Management Corporation** (on behalf of Carla Kleefeld) (herein, "Trillium"), 711 Atlantic Avenue, Boston, MA 02111-2809

Trillium submitted the Proposal attached to a letter that was received by the Company on November 15, 2001 (Schedule 9.1). By letter received by Trillium on November 28, 2001, the Company notified Trillium of deficiencies in its submission (herein, the "deficiency letter") (Schedule 9.2). Trillium responded with a letter purporting to address certain of these deficiencies that was received by the Company on December 10, 2001 (Schedule 9.3) and Morgan Stanley responded with a letter received by the Company on December 11, 2001 (Schedule 9.4). These letters as well as proof of receipt of the Company's deficiency letter are attached hereto.

Rule 14a-8(e): The Proposal was submitted by Trillium, purportedly acting on behalf of Carla Kleefeld. In its deficiency letter, the Company notified Trillium that Ms. Kleefeld had failed to properly submit the Proposal because the Company had not received any communication from Ms. Kleefeld authorizing Trillium to act on her behalf, despite Trillium's statement in its letter accompanying the Proposal, dated November 15, 2001, that it would provide such authorization. In a letter dated December 10, 2001, Trillium stated that it had been unable to obtain Ms. Kleefeld's authorization. As a result, it is the Company's view that neither Ms. Kleefeld nor Trillium properly submitted the Proposal by the deadline for submitting a proposal for inclusion in the 2002 Proxy Materials within the meaning of Rule 14a-8(e).

Rule 14a-8(b): Through its deficiency letter, the Company notified Trillium that it had failed to provide an adequate written statement regarding its intent to continue owning that level of the Company's securities required by Rule 14a-8(b) through the date of the 2002 Annual Meeting, as required by Rule 14a-8(b). Trillium did not correct this deficiency.

SCHEDULE 1:
Green Century Equity Fund

SCHEDULE 1.1

GREEN
CENTURY
FUNDS

GREEN CENTURY CAPITAL MANAGEMENT INC
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL 617 482 0800 / FAX 617 422 0881
Email: greencntr@greencentury.com
http://www.greencentury.com

RECEIVED
NOV 14 2001
By legal

November 13, 2001

Ms. Susan Permut, Assistant General Counsel
EMC Corp., Inc.
35 Parkwood Drive
Hopkinton, MA 01748

Dear Ms. Permut:

The Green Century Equity Fund is co-filing the enclosed shareholder resolution for inclusion in EMC Corporation's proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Green Century Equity Fund is the beneficial owner of 662,800 shares of EMC Common Stock. Verification of ownership is enclosed. We have held the requisite number of shares for over one year and will continue to hold sufficient shares in the Company through the date of the annual shareholder meeting.

The Green Century Equity Fund's portfolio is comprised of companies with a commitment to responsible corporate governance and environmental responsibility. Our investors believe that companies with these values are also companies that will prosper in the long term.

A recent controversy over EMC's position regarding corporate governance came to light this summer when we learned that EMC was the largest corporate supporter of state legislation that included a provision that would have allowed companies to eliminate face-to-face annual meetings when companies held their meetings via the Internet. The legislation did not prevail; nevertheless, we believe it is important to be on the record expressing our disappointment with how EMC addressed this issue.

Our experience as investment advisors is that it is imperative for shareholders to have access to, and valuable dialogue with, the leaders of the companies we own. It is crucial that shareholders have the opportunity at least once a year to directly address their company's management whether on financial, corporate governance or environmental issues. The annual meeting of a corporation is the once-per-year opportunity to hold management accountable for their financial and environmental performance, and to hear directly their response to issues such as growth potential, company strategy, and environmental impact of company practices.

Our country and the strong companies that make up the heart of our country's economy are built on the foundation of democratic principles. Democracy flourishes when people have a right to be heard, and fails when those rights are chipped away. Shareholders are the rightful owners of this Company, and with that ownership, comes the right to be heard. Any measure to limit that right is a measure that will unquestionably hurt our Company, hurt shareholders and send a message that our Company does not support the most basic rights of our democracy.

The recent attempt to eradicate face-to-face shareholder meetings is indefensible and puts EMC squarely in the forefront of trying to roll back shareholder rights. This issue has the distinct possibility of harming EMC's image and relationships with its shareholders at a very difficult financial period for the company.

We support EMC's proposal to simultaneously webcast their meetings, but not as an alternative to in-person meetings. This is a fine addition to in person meetings. Thus, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. A representative of Green Century Capital Management will attend the shareholders' meeting to support the resolution. Please note that we are filing this resolution along with other concerned investors, including Walden/BBT Social Index Fund as the primary filer.

We look forward to hearing from you. We would appreciate it if you would please copy us on correspondence related to this matter. We can be reached by phone at (617) 482-0800, by fax at (617) 422-0881, or by email at mlubber@greencentury.com. Our best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Mindy S. Lubber
Senior Advisor
Green Century Capital Management, Inc.

Kristina Curtis
Treasurer
Green Century Equity Fund

CC: Joe Tucci, CEO, EMC
Polly Pearson, VP, Investor Relations, EMC
Tim Smith, Director, Socially Responsible Investing, Walden Asset Management

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest cost and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

, INVESTORS

BANK & TRUST COMPANY

November 9, 2001

Ms. Kristina Curtis
Treasurer
Green Century Funds
29 Temple Place, Suite 200
Boston, MA 02111

Dear Ms. Curtis:

This letter is to confirm that as of November 9, 2001, Investors Bank & Trust Company, in its capacity as Custodian, held 662,800 shares of EMC Common Stock on behalf of the Domini Social Index Portfolio in which the Green Century Equity Fund invests. These shares are held in the Banks position at the Depository Trust Company registered in the Nominee of CEDE & Co.

Further, this is to confirm that the position in EMC Common Stock, held by the Bank on behalf of the Domini Social Index Portfolio and the Green Century Equity Fund has exceeded $2,000 in market value (580,600 shares) for at least twelve months prior to November 9, 2001.

Please feel free to call me at (617) 937-6357 should you have any questions.

Sincerely,

Robin Miranda
Account Manager

200 Clarendon Street, P.O. Box 9130, Boston, MA 02117-9130 • Tel: (617) 330-6700

SCHEDULE 1.2

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 21, 2001

VIA FEDERAL EXPRESS

Green Century Capital Management, Inc.
29 Temple Street, Suite 200
Boston, MA 02111
Attn: Ms. Mindy S. Lubber, Senior Advisor
Green Century Capital Management, Inc.
Ms. Kristina Curtis, Treasurer
Green Century Equity Fund

Dear Ms. Lubber and Ms. Curtis:

Reference is hereby made to the letter dated November 13, 2001 (the "Letter") from the Green Century Equity Fund ("Green") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that Green is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Green has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Green is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Green must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 13, 2001 (the "Ownership Eligibility Requirement"). According to our records, Green is not a registered holder of EMC securities so the Company cannot verify whether Green meets the Ownership Eligibility Requirement. Because Green is not the registered holder of the EMC securities it allegedly holds, Green must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that Green meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Green may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that Green meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Green with the Securities Exchange Commission reflecting its ownership of EMC securities.

Green asserts in the Letter that it is the "beneficial owner" of 662,800 shares of EMC common stock (the "Shares"). Green submitted a written statement from Investors Bank & Trust Company ("Investors") in its capacity as custodian for the Domini Social Index Portfolio ("Domini"). Investors states that it holds the Shares on behalf of Domini in which Green is an investor. Based on the information in Investors' written statement, we do not believe that Green holds the Shares for purposes of Rule 14a-8 of Regulation 14A of the Exchange Act. Green does not appear to be the beneficial owner under Rule 13d-3 of the Exchange Act of the Shares. Under Rule 13d-3 of the Exchange Act, in order to be a beneficial owner of the Shares, Green must directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise have or share (1) voting power which includes the power to vote, or to direct the voting of, the Shares, and/or (2) investment power which includes the power to dispose, or to direct the disposition of, the Shares. As an investor in Domini, we believe that Green has voting power and investment power with respect to its interest in Domini, but not with respect to the Shares (which are specific assets held by Domini).

Notwithstanding the foregoing, Investors appears to hold the Shares as the "record" holder for Domini, not Green. Furthermore, Investors' written confirmation of the Shares is as of November 9, 2001, and not November 13, 2001, the time Green submitted the Proposal, as required by Rule 14a-8(b). Accordingly, Investors' written statement included with the Letter does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless Green proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

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FROM: Susan Douglass (508)435-1000
EMC Corporation
35 Parkwood Dr.

Hopkinton, MA 01748

TO: Mindy Lubber, Senior Advisor (800)934-7336
Green Century Capital Management
29 Temple Street
Suite 200

Boston, MA 02111-

REF: AC1006

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Tracking Number	791712081342
Reference Number	AC1006
Ship Date	11/21/2001
Delivered To	Recept/Fmt desk
Delivery Location	BOSTON MA
Delivery Date/Time	11/26/2001 09:34
Signed For By	L.RUSSO
Service Type	Standard Letter

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Scan Activity	Date/Time	Comments
Delivered SOUTH BOSTON MA	11/26/2001 09:34	
On FedEx vehicle for delivery SOUTH BOSTON MA	11/26/2001 06:32	
Package status SOUTH BOSTON MA	11/23/2001 12:58	Package in FedEx location
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On FedEx vehicle for delivery SOUTH BOSTON MA	11/23/2001 08:12	
Left FedEx Ramp EAST BOSTON MA	11/23/2001 08:02	
Arrived at FedEx Destination Location SOUTH BOSTON MA	11/23/2001 06:56	
Arrived at FedEx Ramp EAST BOSTON MA	11/21/2001 21:32	
Left FedEx Origin Location FRAMINGHAM MA	11/21/2001 20:42	
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SCHEDULE 1.3

GREEN CENTURY FUNDS

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL. 617-482-0800 / FAX 617-422-0881
Email: greenmail@greencentury.com
http://www.greencentury.com

December 4, 2001

RECEIVED
DEC - 5 2001
By Legal Fax

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

This letter is in response to your recent correspondence.

In the past decade, Green Century and our colleagues have not met with as undemocratic and hostile response as we have from your correspondence. Across the country, the social investment community has engaged in productive and respectful dialogue with many of the companies with whom we own shares of stock. The dialogues have been robust, the progress clear and the intentions well and good, even in those situations where the end result was not as we had hoped. As an owner of EMC shares of stock, as an active citizen in this Commonwealth and as a strong proponent of ongoing dialogue with corporations, I find it unfortunate that EMC Corporation is moving against the tide of corporate engagement and instead looking for every possible legal technicality, without regard to accuracy, to deny shareholders, citizens and interested parties a chance for a responsible dialogue.

Your company's refusal to respond to calls and letters before the resolution was filed, your active legalistic approach to filers of responsible shareholder resolutions and your unfortunate tone defy what I would hope is the sentiment of the Board of Directors of the EMC Corporation. Surely the EMC Board shares the notion that publicly chartered corporations must always be subject to the democratic traditions of holding meetings and engaging in dialogue with shareholder investors—a company's real owners. In fact, I would hope the Company would encourage such involvement. Shareholder resolutions, dialogues with shareholders, and other forms of communication are not inherently adversarial. In dozens of cases, shareholder resolutions have spawned productive dialogues that have resulted in changes in corporate policy and ongoing relationships between the filers and the companies. It would be our hope to have such a positive outcome with the EMC Corporation.

You raised many issues in your correspondence to Green Century, many of which have been responded to by other filers. I trust those responses will assure this resolution a place on the proxy statement. I have again enclosed certification of ownership of EMC shares with this correspondence.

I trust this resolution will proceed and that the Company will invite dialogue between its shareholders and the Company. The filers of the resolution remain committed to a productive and positive discussion on these important matters.

Sincerely,

Mindy S. Lubber LM

Mindy S. Lubber
Senior Advisor
Green Century Capital Management, Inc.

VESTORS

BANK & TRUST COMPANY

November 9, 2001

Ms. Kristina Curtis
Treasurer
Green Century Funds
29 Temple Place, Suite 200
Boston, MA 02111

Dear Ms. Curtis:

This letter is to confirm that as of November 9, 2001, Investors Bank & Trust Company, in its capacity as Custodian, held 662,800 shares of EMC Common Stock on behalf of the Domini Social Index Portfolio in which the Green Century Equity Fund invests. These shares are held in the Banks position at the Depository Trust Company registered in the Nominee of CEDE & Co.

Further, this is to confirm that the position in EMC Common Stock, held by the Bank on behalf of the Domini Social Index Portfolio and the Green Century Equity Fund has exceeded $2,000 in market value (580,600 shares) for at least twelve months prior to November 9, 2001.

Please feel free to call me at (617) 937-6357 should you have any questions.

Sincerely,

Robin Miranda
Account Manager

SCHEDULE 2:
Bruce Wirth

SCHEDULE 2.1

SCHEDULE 2.2

RECEIVED
NOV 16 2001
By Legal

November 15, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkview Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

As an EMC shareholder I was troubled by the company's leading role in advocating for a Massachusetts law that would allow companies to substitute an internet-based annual meeting for a physical annual meeting. Like many shareholders, I support broadening access to shareholders by webcasting annual meetings, but I also believe that a physical annual meeting plays a vital role of bringing diverse viewpoints together for discussion and debate. Physical annual meetings are an important part of the American democratic tradition and I strongly believe it is a tradition that should be continued.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 200 shares of EMC Corp. common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting as a co-filer of this resolution, which Walden/BBT Domestic Social Index Fund is acting as the primary filer. The proposal asks the Board of Directors to adopt a corporate governance policy supporting physical annual meetings and to adjust its other corporate policies accordingly.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from EMC to conduct the special review as requested would allow this resolution to be withdrawn. I hope that you would be interested in pursuing a dialogue with the proponents of this resolution and United for a Fair Economy about this proposal. I believe that this proposal is in the best interest of EMC and its shareholders.

Sincerely,

Bruce Wirth

Bruce Wirth

Contact Information:

Bruce Wirth
3022 1/2 4th Ave. W.
Seattle WA 98119-1905

(206) 298-9720

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

Mr. Bruce Wirth
3022 ½ 4th Avenue W
Seattle, WA 98119-1905

United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111
Attn.: Mr. Scott Klinger

Dear Mr. Wirth and Mr. Klinger:

Reference is hereby made to the letter dated November 15, 2001 (the "Letter") from Mr. Bruce Wirth to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on communications received from other shareholders, including Walden Asset Management ("Walden"), relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden is the true proponent of the Proposal and that Mr. Wirth is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Mr. Wirth has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Mr. Wirth is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Mr. Wirth must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 15, 2001 (the "Ownership Eligibility Requirement"). According to our records, Mr. Wirth is not a registered holder of EMC securities so the Company cannot verify whether he meets the Ownership Eligibility Requirement. Because Mr. Wirth is not the registered holder of the EMC securities he allegedly holds, Mr. Wirth must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that he meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Mr. Wirth may prove that he meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of his EMC securities (usually a broker or bank) verifying that Mr. Wirth meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Mr. Wirth with the Securities Exchange Commission reflecting his ownership of EMC securities.

Mr. Wirth did not provide any of the foregoing documents with the Proposal and, instead, simply stated in the Letter that "[p]roof of ownership will be provided upon request." However, under Rule 14a-8(b), Mr. Wirth is required to provide such verification with the Proposal.

Unless Mr. Wirth proves that he is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In addition, the letter notes that the Proposal may be withdrawn if EMC commits to a "special review as requested." We are not sure what special review you are referring to in the Letter as the Proposal asks the Company to adopt a corporate governance policy not undertake a special review. Please clarify.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Bruce Wirth
(206) 298-9720
3022-1/2 4th Ave W
Seattle, WA 98119-1905

COD Return Address:
N/A

Date: 20NOV01
Track Number: 790222726452
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $7.66
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

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Activity	City	St/Prov	Date	Time
Delivered			11/26/2001	12:58 PM

Delivered To:
Signed For By: W.IRTH
Delivery Date: 11/26/2001
Delivery Time: 12:58 PM

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Scott Klinger
(508) 435-1000
United for a Fair Economy
37 Temple Place
Boston, MA 02111

COD Return Address:
N/A

Date: 20NOV01
Track Number: 790222706093
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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For complete terms and conditions see the FedEx Ship License

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You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

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Tracking Detail Report

Recipient:	
Tracking #:	790222706093
Reference:	
Service Type:	SL

Activity	City	St/Prov	Date	Time
Delivered	BOSTON	MA	11/21/2001	12:43 PM

Delivered To:	
Signed For By:	B.STUMPF
Delivery Date:	11/21/2001
Delivery Time:	12:43 PM

SCHEDULE 2.3

THE Vanguard GROUP.

December 4, 2001

DECEIVED
DEC - 7 2001
By Legal

SUSAN I PERMUT
ASSISTANT GENERAL COUNSEL
EMC CORPORATION
35 PARKWOOD DRIVE
HOPKINTON MA 01748-9103

RE: BRUCE M WIRTH

Dear Ms. Permut:

This letter is to confirm that Mr. Wirth has continuously held 200 shares of EMC Corporation common stock, in his VBS non-retirement account, since prior to November 10, 2000.

If you have any questions, please call VBS Client Services at 1-800-992-8327. One of our associates will be pleased to assist you.

Sincerely,

VBS Client Services Department

brw

cc: BRUCE M WIRTH

10008249

Vanguard Brokerage Services
A Division of Vanguard Marketing Corporation
Post Office Box 2600, Valley Forge, Pennsylvania 19482-2600
(800) 992-8327 · www.vanguard.com

SCHEDULE 3:
Progressive Investment Management
(on behalf of Chinook Fund)

SCHEDULE 3.1

PROGRESSIVE
INVESTMENT MANAGEMENT

November 12, 2001

Mr. Michael Ruettgers, CEO
EMC Corp., Inc.
35 Parkwood Drive
Hopkinton, MA 01748

RECEIVED
NOV 27 2001
By S. Permut

Dear Mr. Ruettgers:

We are a socially responsible investment management firm in Portland, Oregon. It is our policy to seek out, for our clients, companies that are committed to transparency and open dialogue between management and shareholders. We currently hold over 38,000 shares of EMC stock in our clients' portfolios.

I am writing on behalf of our client, Chinook Fund, which shares our diversity concerns and is the owner of 200 shares of EMC stock. We enclose verification of ownership. The named client plans to continue to be a shareholder through the 2002 stockholders' meeting.

I have been authorized by the named client to submit this letter stating its intent to co-sponsor the enclosed shareholder resolution for action at the 2002 stockholders' meeting and for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The resolution is being filed in cooperation with a number of other concerned shareholders who have submitted the identical resolution. Stephanie Haug of US Trust is the primary contact on this resolution and is authorized to act on our behalf.

The named client asks that you please direct all correspondence through the Portland office of Progressive Investment Management.

Thank you in advance for your consideration.

Cordially,

Jim Madden
Portfolio Manager

Enclosures

cc: Stephanie Haug
Diane Bratcher, ICCR
Chinook Fund

PORTLAND 721 NW NINTH AVENUE, SUITE 250 PORTLAND, OR 97209 ph 503.224.7828 & 877.211.0034 fax 503.224.5633
SEATTLE 1700 WESTLAKE AVENUE, N SUITE 712 SEATTLE, WA 98109 ph 206.340.1055 & 800.366.1055 fax 206.216.0101
EUGENE 576 OLIVE STREET SUITE 202 EUGENE, OR 97401 ph 541.345.5669 & 800.659.5669 fax 541.345.800
www.progressiveinvestment.com investing in corporate responsibility since 198

Client Statement as of 11/9/2001

C.. ıt Information

ADVISOR: 08743120	ACCOUNT: 22913594
PROGRESSIVE INVESTMENT MANAGEMENT	CHINOOK FUND
BT MASTER ACCOUNT	2418 W 32ND AVE
2435 SW FIFTH AVENUE	DENVER CO 80211
PORTLAND OR 97201	

Balance Summary

CASH ACCOUNT BALANCES		ACCOUNT STATISTICS	
Net Credit or Debit:	$4,708.34	Equity Percentage:	0.000%
Net Market Value:	$538,417.16	Option Requirement:	$0.00
Money Market Funds:	$5,734.66	Month End Div Payout:	$0.00

MARGIN ACCOUNT BALANCES		TOTAL ACCOUNT BALANCES	
Credit or Debit:	$0.00	Mkt Value Long:	$538,417.16
Market Value Long:	$0.00	Portfolio Value:	$548,860.16
Market Value Short:	$0.00	Mkt Value Short:	$0.00
Equity Excl Options:	$0.00	Invested Cash:	$5,734.66
Equity Incl Options:	$0.00	Idle Cash:	$4,708.34
Margin Cash Available:	$0.00	Total Cash:	$10,443.00
M--in Buying Power:	$0.00		
Margin Interest:	$0.00		

Positions

Symbol	Type	Security Description	Quantity	Price	Market Value	Percent
092840RA8	mb	BLAIR CNTY PA 6.41%07 HOSP AUTH	25,000.0000 L	109.8420	27,460.0000	5.003%
364568GC3	mb	GALVESTON TEX 6.02%10 WHARVES &	25,000.0000 L	102.9440	25,735.0000	4.689%
649855DU4	mb	NEW YORK ST 6%06 ENVIRONMNTL	40,000.0000 L	106.9220	42,768.0000	7.792%
649855DW0	mb	NEW YORK ST 6%08 ENVIRONMNTL	30,000.0000 L	107.5160	32,253.0000	5.876%
961017GF1	mb	WESTMORELAND 6.10%05 CNTY PA MUN	30,000.0000 L	107.0200	32,106.0000	5.850%
ADBE	cs	ADOBE SYSTEMS INC	370.0000 L	28.7900	10,652.3000	1.941%
AES	cs	A E S CORP	305.0000 L	13.8700	4,230.3500	0.771%
AIG	cs	AMERICAN INTL GROUP INC	121.0000 L	79.6900	9,642.4900	1.757%
APCC	cs	AMERN PWR CONVERSION CP	600.0000 L	14.4000	8,640.0000	1.574%
CIGIZ	mf	CITIZENS INTL GROWTH FD STANDARD SHA	2,300.3150 L	7.3400	16,884.3121	3.076%
COST	cs	COSTCO WHSL CORP NEW	410.0000 L	43.0500	17,650.5000	3.216%
CSCO	cs	CISCO SYSTEMS INC	400.0000 L	19.2000	7,680.0000	1.399%
CWVGX	mf	CALVERT WORLD VALUES INTERNATIONAL E	1,932.7690 L	14.5300	28,083.1336	5.117%
EMC	cs	E M C CORP MASS	200.0000 L	15.5100	3,102.0000	0.565%
ENE	cs	ENRON CORP	190.0000 L	8.6300	1,639.7000	0.299%
FDX	cs	FEDEX CORPORATION	180.0000 L	44.9600	8,092.8000	1.474%
FRE	cs	FREDDIE MAC VOTING SHS	305.0000 L	68.4100	20,865.0500	3.802%
[illegible]	cs	CORNING INC	600.0000 L	7.5800	4,548.0000	0.829%
	cs	HOME DEPOT INC	232.0000 L	42.1100	9,769.5200	1.780%
	cs	INTEL CORP	300.0000 L	27.8800	8,364.0000	1.524%

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." **We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.**

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

Last updated 11/10/01

SCHEDULE 3.2

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 6, 2001

VIA FEDERAL EXPRESS

Progressive Investment Management
721 NW Ninth Avenue
Suite 250
Portland, OR 97209
Attn: Jim Madden

Dear Mr. Madden:

Reference is hereby made to the letter dated November 12, 2001 (the "Letter") from Progressive Investment Management on behalf of its client, the Chinook Fund ("Chinook"), to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that Chinook is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Chinook has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Chinook is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Chinook must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 12, 2001 (the "Ownership Eligibility Requirement"). According to our records, Chinook is not a registered holder of EMC securities so the Company cannot verify whether Chinook meets the Ownership Eligibility Requirement. Because Chinook is not the registered holder of the EMC securities it allegedly holds, Chinook must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that it meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Chinook may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that Chinook meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Chinook with the Securities and Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), Chinook is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

Chinook submitted to the Company a copy of a client statement dated as of November 9, 2001. The client statement, however, does not satisfy the requirements of Rule 14a-8(b)(2)(i) for three reasons. First, the source of the client statement is not apparent from the statement. As noted above, written verification must be submitted by the "record" holder of the EMC securities purportedly held by Chinook. There is no indication that such client statement is from the "record" holder. Second, the client statement is dated as of November 9, 2001, and not November 12, 2001, the time Chinook submitted the Proposal, as required by Rule 14a-8(b). Third, the client statement does not provide any information with respect to whether Chinook has continuously held the requisite shares of EMC stock for at least a year by November 12, 2001, also as required by Rule 14a-8(b).

Chinook also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, Chinook simply states that "[it] will continue to be a shareholder through the 2002 stockholders' meeting." However, Chinook could sell all but one share of its EMC stock and it would continue to be an EMC stockholder. Thus, Chinook's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above.

In addition, the Company is not able to confirm timely receipt of the Proposal pursuant to Rule 14a-8(e). Please provide the Company with any evidence you may have of timely submission of the Letter (e.g., Federal Express tracking information) as soon as practicable in order that we may continue to properly consider the Proposal and any further correspondence that you may provide.

Unless Chinook proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, any response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
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From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Mr. Jim Madden
(503) 224-7828
Progressive Investment Mgmt.
721 NW Ninth Avenue
Suite 250
Portland, OR 97209

COD Return Address:
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Date: 06DEC01
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Billing: Bill Sender
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Reference: AC1006

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Tracking Number	790237636280
Reference Number	AC1006
Ship Date	12/06/2001
Delivered To	Recept/Fmt desk
Delivery Location	PORTLAND OR
Delivery Date/Time	12/07/2001 08:38
Signed For By	J.MILLER
Service Type	Priority Letter

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Scan Activity	Date/Time	Comments
Delivered PORTLAND OR	12/07/2001 08:38	
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Arrived at FedEx Ramp PORTLAND OR	12/07/2001 05:48	
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SCHEDULE 3.3

PROGRESSIVE
INVESTMENT MANAGEMENT

RECEIVED
DEC 20 2001
By Legal

December 19, 2001

Susan Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103
508-435-1000

Dear Ms. Permut,

Enclosed are the two letters you requested proving that Chinook Fund meets the Ownership Eligibility Requirement of Rule 14a-8(b) of Regulation 14A of the Exchange Act. We are sending it overnight delivery by UPS on December 19th. The tracking number is 1Z F72 R28 22 1000 302 9. Please let me know if there are any other ownership issues that need to be cleared up.

We are a bit confused by the wording in your letter concerning "true" and "nominal" filers. It seems the dialogue on this issue has become adversarial. This was not our hope when co-filing the resolution. We have seen many positives out of the dialogue between Walden Asset Management and EMC and hope for a resumption of open communication as soon as possible.

Cordially,

Jim Madden

cc: Stefanie Haug, Walden
Chinook Fund

PORTLAND 2435 SW FIFTH AVENUE PORTLAND, OR 97201 ph 503.224.7828 & 877 211.0034 fax 503.224.5633
SEATTLE 1700 WESTLAKE AVENUE, N SUITE 712 SEATTLE, WA 98109 ph 206.340.1055 & 800.366.1055 fax 206.216.0106
EUGENE 767 WILLAMETTE STREET SUITE 301 EUGENE, OR 97401 ph 541.345.5669 & 800.659.5669 fax 541.345.8004
info@pspdx.com investing in corporate responsibility since 1982

CHINOOK FUND Winds of Change

RECEIVED
DEC 20 2001
By Legal

December 17, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748
(508-435-1000)

Dear Ms. Permut:

We intend to own at least $2,000 worth of EMC stock through the 2002 general shareholder meeting.

Sincerely,

Peg Logan
Executive Director

Schwab
INSTITUTIONAL®

December 14, 2001

Progressive Investment Management
721 NW 9th Ave., Suite 250
Portland OR 97209

RE: Account # 2291-3594, Corporate account, Chinook Fund

To whom it may concern,

This is to confirm that the client in the above account has continuously held the security EMC Corp. (EMC) with a market value above $2000.00 since October 1, 2000.

Sincerely,

Christopher D. Covey
Account Administrator
Schwab Institutional

Cc: Progressive Investment Management

SCHEDULE 4:
Harriet Denison

SCHEDULE 4.1

3406 NW Thurman
Portland, OR 97210
November 10, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkview Drive
Hopkinton, MA 01748-9103

RECEIVED
NOV 15 2001
By Legal

Dear Mr. Tucci and Ms. Permut,

As an EMC shareholder I was troubled by the company's leading role in advocating for a Massachusetts law that would allow companies to substitute an internet-based annual meeting for a physical annual meeting. Like many shareholders, I support broadening access to shareholders by webcasting annual meetings, but I also believe that a physical annual meeting plays a vital role of bringing diverse viewpoints together for discussion and debate. Physical annual meetings are an important part of the American democratic tradition and I strongly believe it is a tradition that should be continued.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 3000 shares of EMC Corp. common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting as a co-filer of this resolution, which Walden/BBT Domestic Social Index Fund is acting as the primary filer. The proposal asks the Board of Directors to adopt a corporate governance policy supporting physical annual meetings and to adjust its other corporate policies accordingly.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from EMC to conduct the special review as requested would allow this resolution to be withdrawn. I hope that you would be interested in pursuing a dialogue with the proponents of this resolution and United for a Fair Economy about this proposal. I believe that this proposal is in the best interest of EMC and its shareholders.

Sincerely,

Harriet Denison

Harriet Denison

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

SCHEDULE 4.2

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

Ms. Harriet Denison
3406 NW Thurman
Portland, OR 97210

United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111
Attn.: Mr. Scott Klinger

Dear Ms. Denison and Mr. Klinger:

Reference is hereby made to the letter dated November 10, 2001 (the "Letter") from Ms. Harriet Denison to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on communications received from other shareholders, including Walden Asset Management ("Walden"), relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden is the true proponent of the Proposal and that Ms. Denison is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Ms. Denison has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Ms. Denison is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Ms. Denison must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 10, 2001 (the "Ownership Eligibility Requirement"). According to our records, Ms. Denison is not a registered holder of EMC securities so the Company cannot verify whether she meets the Ownership Eligibility Requirement. Because Ms. Denison is not the registered holder of the EMC securities she allegedly holds, Ms. Denison must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that she meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Ms. Denison may prove that she meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of her EMC securities (usually a broker or bank) verifying that Ms. Denison meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Ms. Denison with the Securities Exchange Commission reflecting her ownership of EMC securities.

Ms. Denison did not provide any of the foregoing documents with the Proposal and, instead, simply stated in the Letter that "[p]roof of ownership will be provided upon request." However, under Rule 14a-8(b), Ms. Denison is required to provide such verification with the Proposal.

Unless Ms. Denison proves that she is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In addition, the letter notes that the Proposal may be withdrawn if EMC commits to a "special review as requested." We are not sure what special review you are referring to in the Letter as the Proposal asks the Company to adopt a corporate governance policy not undertake a special review. Please clarify.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Harriet Denison
(508) 435-1000
3406 NW Thurman
Portland, OR 97210

COD Return Address:
N/A

Date: 20NOV01
Track Number: 790222721520
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $7.66
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by reference, for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carriage (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, local authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further certify that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or require such information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to, 13 U.S.C. § 305; 22 U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated Nationals as published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon these limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

/30315

FedEx Ship
Tracking Detail Report

Recipient:
Tracking #: 790222721520
Reference:
Service Type:

Activity	City	St/Prov	Date	Time
Delivered			11/28/2001	12:44 PM

Delivered To:
Signed For By: 1127032035
Delivery Date: 11/28/2001
Delivery Time: 12:44 PM

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Scott Klinger
(508) 435-1000
United for a Fair Economy
37 Temple Place
Boston, MA 02111

COD Return Address:
N/A

Date: 20NOV01
Track Number: 790222706093
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by reference, for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carriage (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, local authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further certify that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or require such information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on exportation, including but not limited to, 13 U.S.C. § 305; 22 U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated Nationals as published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon these limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

/30315

FedEx Ship
Tracking Detail Report

Recipient:
Tracking #: 790222706093
Reference:
Service Type: SL

Activity	City	St/Prov	Date	Time
Delivered	BOSTON	MA	11/21/2001	12:43 PM

Delivered To:
Signed For By: B.STUMPF
Delivery Date: 11/21/2001
Delivery Time: 12:43 PM

SCHEDULE 4.3

Bank of America

Bank of America Private Bank
PO Box 419119
Kansas City, MO 64141-6119

Tel 816.979.7481
Fax 816.979.7016

December 6, 2001

Ms. Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut,

Bank of America is the custodian for The Ralph L. Smith Foundation. This letter is to confirm that Harriet Denison is the voting manager of the Foundation and that the Foundation has continuously held 2000 shares of EMC Corporation common stock since prior to November 10, 2000.

Sincerely,

David P. Ross
Senior Vice President

DPR/bj

cc: Harriet Denison

FAX

Date: December 6, 2001

Number of pages including cover sheet: 2

To:

Susan I Permut
EMC Corporation
35 Parkwood Drive
Hopkinton MA 01748-9103

Phone:

Fax phone: 508.497.6915

CC:

From:

David P. Ross MO8-060-14-01
Bank of America
PO Box 419119
Kansas City, Missouri 64141-6119

Phone: 816.979.7481

Fax phone: 816.979.7916

REMARKS: ☐ Urgent ☐ For your review ☐ Reply ASAP ☐ Please comment

SCHEDULE 4.4

Harriet Denison
3406 NW Thurman, Portland, OR 97210

RECEIVED
DEC 10 2001
By Legal

December 5, 2001

Ms. Susan I. Permut
Assistant Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut,

Thank you for your letter of November 20, 2001. I have directed the custodian of my assets to forward you a letter attesting to my ownership as required by Rule 14(a)-8.

I am troubled by your characterization of Walden's role in this shareholder resolution. The Responsible Wealth project of United for a Fair Economy was the first group that heard of the controversial legislation in the Massachusetts Senate and they invited Walden and other concerned investors to become involved. As stated in my filing letter, I am acting as a co-filer of the resolution, with all of the rights and responsibilities of a shareholder filing a resolution. The SEC has long recognized the right of shareholders to act cooperatively in co-filing resolutions.

With regard to your question about the "special review" noted in the filing letter, this was intended to refer to a review of EMC's governance policies pertaining to the holding of annual meetings. To clarify, I would be happy to withdraw the resolution should EMC agree to adopt a policy affirming the company's commitment to holding in-person annual meetings.

Finally, I am aware of the typographical error pointed out by other filers of this resolution. I agree with the textual change in the third bulleted point, replacing the word "money" with "cost" such that the clause reads, "we believe maintaining our democracy at a modest cost".

As you know several of the co-filers have unsuccessfully tried to dialogue about this issue since the controversy erupted in late summer. I hope that your recent letter is the beginning of a constructive discussion of this important issue.

Sincerely,

Harriet Denison

SCHEDULE 5:
Katharine King

SCHEDULE 5.1

Katharine King
632 Pacific Street, Ste. 1
Santa Monica, CA 90405

November 10, 2001

RECEIVED
NOV 15 2001
By Legal Dept.

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkview Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

As an EMC shareholder I was troubled by the company's leading role in advocating for a Massachusetts law that would allow companies to substitute an internet-based annual meeting for a physical annual meeting. Like many shareholders, I support broadening access to shareholders by webcasting annual meetings, but I also believe that a physical annual meeting plays a vital role of bringing diverse viewpoints together for discussion and debate. Physical annual meetings are an important part of the American democratic tradition and I strongly believe it is a tradition that should be continued.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 500 shares of EMC Corp. common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting as a co-filer of this resolution, which Walden/BBT Domestic Social Index Fund is acting as the primary filer. The proposal asks the Board of Directors to adopt a corporate governance policy supporting physical annual meetings and to adjust its other corporate policies accordingly.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from EMC to conduct the special review as requested would allow this resolution to be withdrawn. I hope that you would be interested in pursuing a dialogue with the proponents of this resolution and United for a Fair Economy about this proposal. I believe that this proposal is in the best interest of EMC and its shareholders.

Sincerely,

Katharine King

Katharine King

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

SCHEDULE 5.2

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

Ms. Katharine King
632 Pacific Street, Suite 1
Santa Monica, CA 90405

United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111
Attn.: Mr. Scott Klinger

Dear Ms. King and Mr. Klinger:

Reference is hereby made to the letter dated November 10, 2001 (the "Letter") from Ms. Katharine King to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on communications received from other shareholders, including Walden Asset Management ("Walden"), relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden is the true proponent of the Proposal and that Ms. King is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Ms. King has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Ms. King is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Ms. King must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 10, 2001 (the "Ownership Eligibility Requirement"). According to our records, Ms. King is not a registered holder of EMC securities so the Company cannot verify whether she meets the Ownership Eligibility Requirement. Because Ms. King is not the registered holder of the EMC securities she allegedly holds, Ms. King must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that she meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Ms. King may prove that she meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of her EMC securities (usually a broker or bank) verifying that Ms. King meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Ms. King with the Securities Exchange Commission reflecting her ownership of EMC securities.

Ms. King did not provide any of the foregoing documents with the Proposal and, instead, simply stated in the Letter that "[p]roof of ownership will be provided upon request." However, under Rule 14a-8(b), Ms. King is required to provide such verification with the Proposal.

Unless Ms. King proves that she is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In addition, the letter notes that the Proposal may be withdrawn if EMC commits to a "special review as requested." We are not sure what special review you are referring to in the Letter as the Proposal asks the Company to adopt a corporate governance policy not undertake a special review. Please clarify.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Katharine King
(508) 435-1000
632 Pacific Street
Suite 1
Santa Monica, CA 90405

COD Return Address:
N/A

Date: 20NOV01
Track Number: 791710849897
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $7.66
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by reference, for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carriage (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, local authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the *documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will* continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

Export Control. You authorize FedEx to act as forwarding agent for You for export and customs purposes. You hereby certify that all statements and information contained on all air waybills and SEDs relating to exportation are true and correct. You further certify that all Commercial Invoice information submitted via FedEx Ship is true and correct. You expressly authorize FedEx to forward all information of any nature regarding any shipment to any and all governmental or regulatory agencies which request or require such information. You acknowledge that civil and criminal penalties, including forfeiture and sale may be imposed for making false or fraudulent statements or for the violation of any United States laws on *exportation, including but not limited to,* 13 U.S.C. § 305; 22 U.S.C. § 401; 18 U.S.C. § 1001; and 50 U.S.C. App. 2410. You acknowledge that this shipment is not being sent to any entity listed on the Department of Commerce's Denied Parties List 15 C.F.R. Part 764, Supp. 2, or the list of Special Designated Nationals as published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Items Not Acceptable for Transportation. FedEx will not accept certain items for carriage, and other items may be accepted for carriage only to limited destinations or under restricted conditions. FedEx reserves the right to reject packages based upon these limitations or for reasons of safety or security. You may consult the FedEx Service Guide or Standard Conditions of Carriage for specific details.

/30315

FedEx Ship
Tracking Detail Report

Recipient:
Tracking #: 791710849897
Reference:
Service Type:

Activity	City	St/Prov	Date	Time
Delivered			11/21/2001	11:17 AM

Delivered To:
Signed For By: 14148266
Delivery Date: 11/21/2001
Delivery Time: 11:17 AM

FedEx Ship

Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Scott Klinger
(508) 435-1000
United for a Fair Economy
37 Temple Place
Boston, MA 02111

COD Return Address:
N/A

Date: 20NOV01
Track Number: 790222706093
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

TERMS AND CONDITIONS

For complete terms and conditions see the FedEx Ship License

Agreement to Terms. By giving FedEx Your shipment, You agree to be bound by the terms and conditions specified in this document, the FedEx Service Guide and the FedEx Ship License You previously executed, all of which are incorporated herein by reference, for carriage of the shipment via FedEx delivery services to destinations located outside the United States. If there is a conflict between this document and the FedEx Ship License, the FedEx Service Guide ("Service Guide") or the Standard Conditions of Carriage (which are available upon request from FedEx), then in effect, the Service Guide or Standard Conditions will control, as applicable.

Customs Clearance. You hereby appoint FedEx as Your agent solely for the performance of customs clearance and certify FedEx as the nominal consignee for the purpose of designating a customs broker to perform customs clearance. In some instances, local authorities may require additional documentation confirming FedEx's appointment. It is Your responsibility to provide proper documentation and confirmation, where required.

You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

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FedEx Ship
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Recipient:
Tracking #: 790222706093
Reference:
Service Type: SL

Activity	City	St/Prov	Date	Time
Delivered	BOSTON	MA	11/21/2001	12:43 PM

Delivered To:
Signed For By: B.STUMPF
Delivery Date: 11/21/2001
Delivery Time: 12:43 PM

SCHEDULE 5.3

Fleet
Private Clients Group

Mail Stop: CT EH 801342
65 LaSalle Road, Suite 200
West Hartford, CT 06107
800 926.2173 tel
860 586.7247 fax

RECEIVED
NOV 29 2001
By Legal

November 27, 2001

Ms. Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Re: **Katharine L. King**

Dear Ms. Permut:

Fleet Bank acts as the custodian for Katharine L. King. This letter is to confirm that Ms. King has continuously held 500 shares of EMC Corporation common stock since prior to November 10, 2000.

If you should have any questions, please contact me at (860) 586-7257.

Sincerely,

Cathy N. Iacovazzi
Vice President

CNI/jmg

cc: Katharine L. King

SCHEDULE 6:

Boston Trust Investment Management, Inc.

(on behalf of Walden / BBT Domestic Social Index Fund)

SCHEDULE 6.1

BOSTON*TRUST*
Investment Management

RECEIVED
NOV - 7 2001
By ______

October 30, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

Boston Trust Investment Management, Inc., a wholly owned subsidiary of United States Trust Company of Boston, is adviser to the **Walden/BBT Domestic Social Index Fund** (WDSIX). The Walden/BBT Domestic Social Index Fund holds **6,500 shares of EMC Corporation** stock on behalf of investors seeking to achieve social as well as financial objectives. Owners of WDSIX believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among their top social objectives is the assurance that their companies are doing all that they can to act responsibly in their operations globally. The issue of corporate governance is a major concern.

A controversy over EMC's position regarding corporate governance came to light this summer when we learned that EMC Corp. was the largest industry supporter of that provision of Senate bill 1792 and had lobbied vigorously for it. Fortunately, the version of the bill passed on 9/6/01 eliminated the provision that would have allowed companies to eliminate face-to-face annual meetings if companies held their meetings via the Internet. Nevertheless, we still feel it is imperative that we express our strong disappointment with how EMC addressed this issue. We had written EMC on this issue and did not receive a response.

Our experience as investment managers has convinced us that it is absolutely necessary that shareholders have the opportunity at least once a year to directly address their company's management whether on financial, corporate governance or social issues. Annual meetings of corporations is the once-per-year opportunity to hold management accountable for their financial and social performance during the year, and to hear directly their response to issues such as growth potential, company strategy, executive compensation, workplace policies and environmental practices.

We fully support companies that follow EMC's lead to webcast simultaneously their meetings, but in-person meetings are indispensable. Moreover, the attempt to eradicate face-to-face shareholder meetings is indefensible and puts EMC squarely in the forefront of trying to roll back shareholder rights. This issue has the distinct possibility of harming EMC's image and relationships with its shareholders at a very difficult financial period for the company.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Walden/BBT Domestic Social Index Fund is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. WDSIX has been a shareholder of at least $2,000 in market value of these securities for more than one year and will continue to be an investor through the stockholder meeting. Verification of ownership is attached.

Walden/BBT Domestic Social Index Fund is the primary filer of this resolution which is being filed along with other concerned investors. A representative of the filers will attend the stockholders' meeting to move the resolution as required. Until then, we welcome the opportunity to meet with EMC to discuss the issue addressed in this resolution.

Walden Asset Management (Walden) performs shareholder advocacy, proxy voting and other social initiatives for Boston Trust Investment Management. Please copy correspondence related to this matter to Tim Smith, Walden's Director of Socially Responsive Investing. If you want to contact Tim directly, he can be reached by phone at (617) 695-5177 or by e-mail at tsmith@ustrustboston.com.

We look forward to hearing from you and best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Heidi Soumerai
Vice President

Encl. Resolution text
CC: Tim Smith, SVP, Walden Asset Management

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

UNITED STATES TRUST COMPANY
BOSTON *Investment Management*

RECEIVED
NOV - 7 2001
By______

October 30, 2001

To Whom It May Concern:

United States Trust Company of Boston acts as custodian for **Walden/BBT Domestic Social Index Fund**.

We are writing to verify that Walden/BBT Domestic Social Index Fund currently owns **6,500 shares** of **EMC Corporation (Cusip #268648102)**. We confirm that Walden/BBT Domestic Social Index Fund has at least one percent or $2,000 in market value of the voting securities of **EMC Corporation**, and that such ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Joan Stempel
Compliance Officer

SCHEDULE 6.2

BOSTON*TRUST*
Investment Management

RECEIVED
NOV 15 2001
By Legal Dept.

November 13, 2001

Joe Tucci, CEO
[redacted]
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

You have received a copy of a resolution filed by Walden/BBT Domestic Social Index Fund (WDSIX). The Walden/BBT Domestic Social Index Fund holds **6,500 shares of EMC Corporation** stock on behalf of investors seeking to achieve social as well as financial objectives.

We noticed one typo in the resolution and enclose an amended version on behalf of ourselves and all co-filers.

Walden Asset Management (Walden) performs shareholder advocacy, proxy voting and other social initiatives for Boston Trust Investment Management. Please copy correspondence related to this matter to Tim Smith, Walden's Director of Socially Responsive Investing. If you want to contact Tim directly, he can be reached by phone at (617) 695-5177 or by e-mail at tsmith@ustrustboston.com.

We look forward to hearing from you and best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Heidi Soumerai
Vice President

Encl. Resolution Text
CC: Resolution co-filers

Boston Trust Investment Management, Inc. is a wholly-owned subsidiary of United States Trust Company of Boston.
40 Court Street, Boston, Massachusetts 02108 Tel: (617) 695-4706 Fax: (617) 695-4708

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest cost and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest [redacted]he investment in creating an annual space for shareholder dialogue is money well spent. [redacted]
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

SCHEDULE 6.3

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 13, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Boston Trust Investment Management, Inc.
40 Court Street
Boston, MA 02108
Attn: Ms. Heidi Soumerai

Dear Mr. Smith and Ms. Soumerai:

Reference is hereby made to the letter dated October 30, 2001 (the "Letter") from Boston Trust Investment Management, Inc., as adviser to the Walden/BBT Domestic Social Index Fund ("WDSIX"), to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that WDSIX is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents, including Calvert Asset Management Company, Inc., Tides Foundation, and Funding Exchange. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that WDSIX has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that WDSIX is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, WDSIX must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by October 30, 2001 (the "Ownership Eligibility Requirement"). According to our records, WDSIX is not a registered holder of EMC securities so the Company cannot verify whether WDSIX meets the Ownership Eligibility Requirement. Because WDSIX is not the registered holder of the EMC securities it allegedly holds, WDSIX must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that WDSIX meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, WDSIX may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that WDSIX meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by WDSIX with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), WDSIX is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

WDSIX submitted a written statement from United States Trust Company of Boston ("USTCB") in its capacity as custodian for WDSIX. There is no indication in the written statement that USTCB is the "record" holder of the EMC securities WDSIX allegedly holds and furthermore, according to our records, USTCB is not a "record" holder of EMC securities. Accordingly, USTCB's written statement included with the Letter does not comply with the specific requirements of Rule 14a-8(b) noted above.

WDSIX also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, WDSIX simply states that "[it] will continue to be an investor through the stockholder meeting." However, WDSIX could sell all but one share of its EMC stock and it would continue to be an investor in EMC. Thus, WDSIX's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above. Please note that USTCB's statement regarding WDSIX's intent also does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless WDSIX proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Federal Express

FROM: Amy Gentry (508)435-1000
EMC Corporation
35 Parkwood Dr.

Hopkinton, MA 01748

TO: Ms. Heidi Soumerai (617)695-4706
Boston Trust Investment Mgmt.
40 Court Street

Boston, MA 02108-

REF: AC1006

SHIP DATE: 13NOV01
MAN-WGT: 1 LBS

DELIVERY ADDRESS BARCODE (FEDEX-EDR)

CAD # 4878623 **PRIORITY OVERNIGHT** **WED**

A1

TRK # **7924 6577 6057** FORM 0201 **BOS** Deliver By: 14NOV01

02108-MA-US **01 LWMA**

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Tracking #: 792465776057
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Activity	City	St/Prov	Date	Time
Delivered			11/14/2001	9:32 AM

Delivered To:
Signed For By: A.APFEL
Delivery Date: 11/14/2001
Delivery Time: 9:32 AM

FedEx Ship
Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 13NOV01
Track Number: 791704083781
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
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Deliver without Signature: No

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Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.99
Reference: AC1006

COD Shipment: No
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Tracking Number	791704083781
Reference Number	AC1006
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SCHEDULE 6.4

NOV 2 1 2001

By [handwritten initials]

BOSTON*TRUST*

Investment Management

November 20, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

This letter is in response to your correspondence dated November 13, 2001 and received by us on November 14, seeking additional clarification and documentation of the proponent of the shareholder resolution requesting that EMC Corporation continue to hold annual general meetings. The Walden/BBT Domestic Social Index Fund (WDSIX), a distinct legal entity holding 6,500 shares of EMC Corporation stock, is a named proponent of this resolution.

Although record ownership is in the name of CEDE & Co., United States Trust Company of Boston is the custodian of these securities. Documentation from United States Trust Company of Boston has been provided previously, a copy of which is attached to this correspondence. Further, as stated previously, WDSIX intends to continue to hold at least $2,000 or 1% of EMC stock through the date of the 2002 Annual General Meeting.

WDSIX is not filing any other shareholder resolution with EMC Corporation. An affiliated entity, Boston Trust Investment Management, Inc., a wholly owned subsidiary of United States Trust Company of Boston, serves as adviser to the Fund. While Walden Asset Management (Walden) performs shareholder advocacy, proxy voting and other social initiatives for Boston Trust Investment Management, WDISIX is a discrete legal entity.

I trust this clears up any ambiguity on the issue of documentation of share ownership and the identity of the proponent of the resolution. Should you continue to have concerns, please call me immediately at 617-726-7233.

Sincerely,

[signature]

Heidi Soumerai
Vice President

Boston Trust Investment Management, Inc. is a wholly-owned subsidiary of United States Trust Company of Boston.
40 Court Street, Boston, Massachusetts 02108 Tel: (617) 695-4706 Fax: (617) 695-4708

UNITED STATES TRUST COMPANY
BOSTON **Investment Management**

October 30, 2001

To Whom It May Concern:

United States Trust Company of Boston acts as custodian for **Walden/BBT Domestic Social Index Fund.**

We are writing to verify that Walden/BBT Domestic Social Index Fund currently owns **6,500 shares** of **EMC Corporation (Cusip #268648102)**. We confirm that Walden/BBT Domestic Social Index Fund has at least one percent or $2,000 in market value of the voting securities of **EMC Corporation**, and that such ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Joan Stempel
Compliance Officer

40 Court Street, Boston, Massachusetts 02108 (617) 726-7250 Fax (617) 695-4775

SCHEDULE 6.5

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

NOV 21 2001
By Lead

November 20, 2001

Susan Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Susan,

I received your four letters last week via Federal Express. I noted immediately that you responded to letters enclosing a resolution very quickly, when numerous letters sent to top management during the last months from major investors have gone unanswered. I wonder what this says about the state of EMC 's shareholder relations – the letters and issues that prompt a resolution go unanswered but minor questions about filing procedures receive a quick response. The concerned investors who wrote you stated again and again that they were open for dialogue but received no response from management and hence moved to sponsor official resolutions. Now it looks like EMC will be actively engaging them not on the substance of the issues but on legal technicalities regarding filing. Hardly a way to build bridges to your investors!

Your letters raise a series of issues that I will address briefly in this letter and then provide subsequent documentation. In each of the four letters you send you state "The Company further believes that Walden is the true proponent of the Proposal" and that others are merely "nominal proponents." Not only is this an outrageous and insulting charge, it demonstrates that EMC is limited in the knowledge of how the shareholder resolution process works. I'm sure the Treasurer of the State of Connecticut and representatives of investment firms such as Friends, Ivory Simes; Calvert; Pax World Fund; Trinity Health Care; and Trillium Asset Management, among others, will be interested to know that although they have been involved in this work for decades, they are only "nominal proponents." In fact, each investor acts consistent with their own policies and procedures in filing a resolution. Cooperation between sponsors, whether it is CALPERS and TIAA – CREF working together at a meeting of the Council of Institutional Investors, or religious investors co-operating at an ICCR meeting, is no indication that their independent judgement is given to another investor. It is simply a case of cooperation, a point that the SEC has ruled in favor in the past.

We also take issue with your assertion that the Tides Foundation and the Funding Exchange, as the beneficial owners of EMC stock in their separate accounts, are not able to sponsor a shareholder resolution independently simply because they are clients of Walden Asset Management. In fact, foundations such as these are eager to blend their mission and their investments. They come to firms like Walden to manage their funds because of their philosophy.

In short, as I'm sure your research into past practice and SEC rulings will confirm, being a client of a socially-concerned investment firm and co-operating with them in no way eliminates their right to act independently as an investor.

Regarding further proof of ownership, we believe the letters included with the filing letters of the Tides Foundation and the Walden/BBT Domestic Social Index Fund are responsive to the requirements set out by the SEC. In fact, they have never been challenged by other companies. However, we and our clients will be pleased to supply additional documentation which will be adequate for you and to any challenge you may send to the SEC.

Your claim that the filers did not comply with Rule 14a – 8 (b) regarding their intention to continue ownership through the 2,002 stockholder meeting is foolish. This is exactly what the filing letter says. However if you need additional letters for your files stating the proponents will do the obvious, i.e., comply with the SEC's rules, such an amended letter will be provided.

Finally, you state in each of these letters that unless the proponent "proves it is eligible to submit the Proposal" EMC will not include the proposal in its proxy materials." While you are free to follow the democratic process and file a brief with the SEC challenging the resolution and allowing the proponent to respond, you are not free to omit the resolution without the SEC's no action letter. As you'll remember from Professor Paul Neuhauser's correspondence of last year, such an action leaves EMC open to legal action, an alternative that is hardly in the best interestof the company. We look forward to further discussions on the substance of these issues.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Joseph Tucci - EMC
Polly Pearson - EMC
Professor Paul Neuhauser
Heidi Soumerai – Walden Asset Mgmt
Don Kirshbaum – State of Connecticut
Gordan Judd – Trinity Health
Ellen Gurzinsky – Funding Exchange
Shelley Alpern – Trillium Asset Mgmt
Elizabeth Elliot McGovern, - FIS
Anita Green – PaxWorld Fund
Laurie Michalowski - GBPUMC
Lauren Webster- Tides Foundation

SCHEDULE 6.6

unable to confirm that USTCB is the "record" holder of the Shares for purposes of Rule 14a-8(b). In the Letter, WDSIX states that CEDE & Co. is the record owner of the Shares. The Staff of the Securities and Exchange Commission has indicated that a proponent is not required to obtain written verification of ownership from CEDE & Co. but rather, where CEDE & Co. acts as agent or nominee for a bank or broker, the proponent may submit written verification of ownership from such bank or broker. In such case, the bank or broker will be deemed to be the "record" holder of the securities held through CEDE & Co. for purposes of Rule 14a-8(b). Accordingly, any written statement verifying ownership for the purposes of Rule 14a-8(b) must be provided by CEDE & Co., as the actual "record" holder, or by such bank or broker for whom CEDE & Co. acts as agent or nominee, as the deemed "record" holder.

CEDE & Co. does not appear to be holding the Shares as the agent or nominee of USTCB. Please confirm that USTCB is the "record" holder of the Shares by providing the Company with a complete chain of documentation with appropriate confirmation by source, tracing the Shares from CEDE & Co., through each intermediary, including USTCB, back to WDSIX. In the absence of such documentation confirming that USTCB is the "record" holder of the Shares as described above, we believe that the Statement fails to meet the requirements of Rule 14a-8(b) and that WDSIX has failed to prove that it meets the Ownership Eligibility Requirement.

Unless WDSIX proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 6, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Boston Trust Investment Management, Inc.
40 Court Street
Boston, MA 02108
Attn: Ms. Heidi Soumerai

Dear Mr. Smith and Ms. Soumerai:

Reference is hereby made to the letter dated November 20, 2001 (the "Letter") from Boston Trust Investment Management, Inc., as adviser to the Walden/BBT Domestic Social Index Fund ("WDSIX"), to EMC Corporation (the "Company" or "EMC"), in response to the letter dated November 13, 2001 from EMC to WDSIX (the "EMC Response Letter"), and the letter dated October 30, 2001 (the "Original Letter") from WDSIX to EMC, including the proposal attached thereto (the "Proposal").

The Company hereby notifies you that WDSIX has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that WDSIX meets the Ownership Eligibility Requirement (as such term is defined in the EMC Response Letter) and is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting").

With both the Letter and the Original Letter, WDSIX submitted a written statement (the "Statement") from United States Trust Company of Boston ("USTCB") with respect to shares of EMC stock allegedly held by USTCB as custodian for WDSIX (the "Shares"). The Statement, however, does not appear to satisfy the requirements of Rule 14a-8(b) (as more fully described in the EMC Response Letter). Our records are

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(617) 695-4706
Boston Trust Investment Mgmt.
40 Court Street
Boston, MA 02108

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Tracking Number	790237616120
Reference Number	AC1006
Ship Date	12/06/2001
Delivered To	Recept/Fmt desk
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From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 06DEC01
Track Number: 790237657234
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
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Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
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Tracking Number	790237657234
Reference Number	AC1006
Ship Date	12/06/2001
Delivered To	Recept/Frnt desk
Delivery Location	BOSTON MA
Delivery Date/Time	12/07/2001 09:27
Signed For By	H.HARRIS
Service Type	Priority Letter

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Arrived at FedEx Ramp EAST BOSTON MA	12/06/2001 21:24	
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SCHEDULE 6.7

BOSTON*TRUST*
Investment Management

RECEIVED
DEC 18 2001
By Legal

December 17, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

This letter is in response to your correspondence dated December 6, 2001 and received by us on December 7, seeking clarification and documentation by the proponent of the shareholder resolution requesting that EMC Corporation continue to hold annual general meetings. The Walden/BBT Domestic Social Index Fund (WDSIX), a distinct legal entity holding 6,500 shares of EMC Corporation stock, is a proponent of this resolution.

As set forth in our letters dated October 30 and November 20, WDSIX has proven its eligibility to file a shareholder resolution in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934. WDSIX provided proof of ownership from United States Trust Company of Boston (USTC), its custodian bank. (Exhibit A)

Rule 14a-8(b)(2) establishes that to prove eligibility shareholders can provide a company with "a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." USTC, a Massachusetts chartered bank and trust Company, has provided such documentation in its capacity as custodian for WDSIX. Although CEDE & Co. is the actual holder of record of the EMC shares in question, the staff of the Securities and Exchange Commission (SEC) has recognized that CEDE & Co. acts solely as an agent for the bank or broker and is not required to even be mentioned in proof of ownership documentation. This can be confirmed by reviewing SEC staff interpretations set forth in numerous no-action letters on this matter.

I know you are familiar with the above. We believe the intent of the rule is absolutely clear - that a letter of confirmation of ownership from one's broker or bank is responsive to SEC rules.

Nonetheless, in an effort to show our good faith, we are providing herewith, supplementary information that goes well beyond that which is required by SEC rules. Attached, as Exhibit B is a "POSITION/TAXLOT DETAIL" report that USTC maintains in its role as custodian for WDSIX. The report traces WDSIX's history of ownership of EMC stock, including all purchases and sales, since the Fund's inception date in July

1999. You will note that there have never been any sales, and indeed all the separate tax lot positions add up to the total position of 6,500 shares highlighted in yellow.

To reiterate, we believe WDSIX has provided the necessary documentation attesting to its eligibility to file the shareholder resolution with EMC. If for any reason you deem this documentation to be insufficient, you must tell us with *specificity* what you believe is satisfactory documentation. Certainly, you are free to go to the SEC for interpretive advice on this matter, allowing the attorney for the sponsors to respond.

Further, we restate for the record, that WDSIX will hold at least the requisite number of shares through the 2002 general annual meeting of EMC, according to SEC rules.

Given the multitude of challenges put forth by EMC to other filers on numerous issues, and in light of the "misplacement" of our proxy resolution last year, we are increasingly concerned that EMC lacks commitment to its shareowners and does not intend to proceed in good faith.

I hope this response lays to rest the issue of WDSIX's eligibility to file the shareholder resolution.

Sincerely,

Heidi Soumerai
Vice President

1-05505 -WALDEN DOMESTIC SOCIAL INDEX FD CASH BASIS

SMC : EMC CORPORATION TAXABLE TO FEDERAL AND STATE

CUSIP: 268648102 ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
6,500.0000	233,034.02	111,605.00	233,034.02	0
	-121,429.02	-121,429.02	233,034.02	0

LOT #	P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A	ORIGINAL COST	ACCRUED INT PURCH ACCRUED INT SOLD	CSD PURCH CSD SOLD
5936	1	4,600.0000	136,345.15	07/30/1999	-57,363	41	F	N	Y	F	136,345.15	0.00	06/19/01
			136,345.15	06/19/2001		44	F		P				
5938	1	200.0000	11,203.52	02/11/2000	-7,770	41	F	N	Y	F	11,203.52	0.00	06/19/01
			11,203.52	06/19/2001		44	F		P				
5939	1	100.0000	7,074.41	06/14/2000	-5,357	41	F	N	Y	F	7,074.41	0.00	06/19/01
			7,074.41	06/19/2001		44	F		P				
5940	1	400.0000	29,489.61	06/26/2000	-22,622	41	F	N	Y	F	29,489.61	0.00	06/19/01
			29,489.61	06/19/2001		44	F		P				
5942	1	500.0000	32,364.85	12/29/2000	-23,780	41	F	N	Y	F	32,364.85	0.00	06/19/01
			32,364.85	06/19/2001		44	F		P				
5943	1	200.0000	8,495.08	04/19/2001	-5,061	41	F	N	Y	F	8,495.08	0.00	06/19/01
			8,495.08	06/19/2001		44	F		P				
6774	1	200.0000	4,417.40	07/06/2001	-983	41	F	N	Y	P	4,417.40	0.00	07/11/01
			4,417.40	07/11/2001		44	F		P				
7324	1	200.0000	2,432.00	10/10/2001	1,002	41	F	N	Y	P	2,432.00	0.00	10/15/01
			2,432.00	10/15/2001		44	F		P				
7475	1	100.0000	1,212.00	10/24/2001	505	41	F	N	Y	P	1,212.00	0.00	10/29/01
			1,212.00	10/29/2001		44	F		P				

SCHEDULE 7:
Northstar Asset Management

SCHEDULE 7.1

ORTHSTAR ASSET MANAGEMENT INC

RECEIVED NOV 15 2001 By Legal Dept.

November 13, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkview Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

As an EMC shareholder I was troubled by the company's leading role in advocating for a Massachusetts law that would allow companies to substitute an internet-based annual meeting for a physical annual meeting. Like many shareholders, I support broadening access to shareholders by webcasting annual meetings, but I also believe that a physical annual meeting plays a vital role of bringing diverse viewpoints together for discussion and debate. Physical annual meetings are an important part of the American democratic tradition and I strongly believe it is a tradition that should be continued.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 2,328 shares of EMC Corp. common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. I am acting as a co-filer of this resolution, which Walden/BBT Domestic Social Index Fund is acting as the primary filer. The proposal asks the Board of Directors to adopt a corporate governance policy supporting physical annual meetings and to adjust its other corporate policies accordingly.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

30 ST. JOHN STREET BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

A commitment from EMC to conduct the special review as requested would allow this resolution to be withdrawn. I hope that you would be interested in pursuing a dialogue with the proponents of this resolution and United for a Fair Economy about this proposal. I believe that this proposal is in the best interest of EMC and its shareholders.

Sincerely,

Julie Goodridge
President

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe

maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

SCHEDULE 7.2

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 20, 2001

VIA FEDERAL EXPRESS

Northstar Asset Management Inc.
30 St. John Street
Boston, MA 02130
Attn: Ms. Julie Goodridge

United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111
Attn: Mr. Scott Klinger

Dear Ms. Goodridge and Mr. Klinger:

Reference is hereby made to the letter dated November 13, 2001 (the "Letter") from Northstar Asset Management Inc. ("Northstar") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on communications received from other shareholders, including Walden Asset Management ("Walden"), relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden is the true proponent of the Proposal and that Northstar is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that Northstar has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Northstar is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, Northstar must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 13, 2001 (the "Ownership Eligibility Requirement"). According to our records, Northstar is not a registered holder of EMC securities so the Company cannot verify whether Northstar meets the Ownership Eligibility Requirement. Because Northstar is not the registered holder of the EMC securities it allegedly holds, Northstar must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that Northstar meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, Northstar may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that Northstar meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by Northstar with the Securities Exchange Commission reflecting its ownership of EMC securities.

Northstar did not provide any of the foregoing documents with the Proposal and, instead, simply stated in the Letter that "[p]roof of ownership will be provided upon request." However, under Rule 14a-8(b), Northstar is required to provide such verification with the Proposal.

Unless Northstar proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In addition, the letter notes that the Proposal may be withdrawn if EMC commits to a "special review as requested." We are not sure what special review you are referring to in the Letter as the Proposal asks the Company to adopt a corporate governance policy not undertake a special review. Please clarify.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Julie Goodridge
(617) 522-2635
Northstar Asset Management Inc.
30 St. John Street
Boston, MA 02130

COD Return Address:
N/A

Date: 20NOV01
Track Number: 791710835651
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
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/30315

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Recipient:
Tracking #: 791710835651
Reference:
Service Type:

Activity	City	St/Prov	Date	Time
Delivered			11/21/2001	3:05 PM

Delivered To:
Signed For By: N.ORTH
Delivery Date: 11/21/2001
Delivery Time: 3:05 PM

FedEx Ship
Shipment Receipt

From:
Heather Sullivan
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748-9103

To:
Scott Klinger
(508) 435-1000
United for a Fair Economy
37 Temple Place
Boston, MA 02111

COD Return Address:
N/A

Date: 20NOV01
Track Number: 790222706093
Service: Standard Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
Declared Value: N/A
Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: Cost Center AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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You are responsible for and warrant compliance with all applicable laws, rules and regulations, including but not limited to, customs laws, import and export laws and government regulations of any country to, from, through or over which your shipment may be carried. You agree to furnish such information and complete and attach to this shipment such documents, or submit shipment data to FedEx, as necessary to comply with such laws, rules, and regulations. FedEx assumes no liability to You or any other person for any loss or expense due to Your failure to comply with this provision.

Letter of Instruction. If You do not complete all the documents required for carriage or if the documents submitted are not appropriate for the services or destination requested, You hereby instruct FedEx, where permitted by law to complete, correct or replace the documents for You at Your expense. However, FedEx is not obligated to do so. If a substitute form of air waybill is needed to complete delivery of Your shipment and FedEx completes that document, the terms of the FedEx Ship License and this document will continue to govern. FedEx is not liable to You or any other person for FedEx's actions on Your behalf under this provision.

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Service Type: SL

Activity	City	St/Prov	Date	Time
Delivered	BOSTON	MA	11/21/2001	12:43 PM

Delivered To:
Signed For By: B.STUMPF
Delivery Date: 11/21/2001
Delivery Time: 12:43 PM

SCHEDULE 7.3

NORTHSTAR ASSET MANAGEMENT INC

November 28, 2001

RECEIVED
NOV 29 2001
By Legal

Ms. Susan I. Permut
Assistant Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

Thank you for your letter of November 20, 2001. I have enclosed a letter from Morgan Stanley, the custodian of my assets, attesting to my ownership of EMC shares as required by Rule 14(a)-8.

I am troubled by your characterization of Walden's role in this shareholder resolution. The Responsible Wealth project of United for a Fair Economy was the first group that heard of the controversial legislation in the Massachusetts Senate and they invited Walden and other concerned investors to become involved. As stated in my filing letter, I am acting as a co-filer of the resolution, with all of the rights and responsibilities of a shareholder filing a resolution. The SEC has long recognized the right of shareholders to act cooperatively in co-filing resolutions.

With regard to your question about the "special review" noted in the filing letter, this was intended to refer to a review of EMC's governance policies pertaining to the holding of annual meetings. To clarify, I would be happy to withdraw the resolution should EMC agree to adopt a policy affirming the company's commitment to holding in-person meetings.

Finally, I am aware of the typographical error pointed out by other filers of this resolution. I agree with the textual change in the third bulleted point, replacing the word "money" with "cost" such that the clause reads, "we believe maintaining our democracy at a modest cost".

30 ST. JOHN STREET BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

As you know several of the co-filers have unsuccessfully tried to dialogue about this issue since the controversy erupted in late summer. I hope your recent letter is the beginning of a constructive discussion of this important issue.

Sincerely,

Julie Goodridge,
President

Donna Katz Colahan
Vice President
Financial Advisor
Rule 144 Specialist

One Corporate Place
55 Ferncroft Road, Suite 201
Danvers, MA 01923

toll free 800 730 3326
tel 978 739 9608
fax 978 739 9650

Morgan Stanley

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkview Drive
Hopkinton, MA 01748-9103

November 26, 2001

Dear Ms. Permut:

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of November 13, 2001, NorthStar held 2,328 shares of EMC common stock in its account. NorthStar has continuously held these shares since prior to November 13, 2000.

Sincerely,

Donna Colahan
Vice President- Investments
Morgan Stanley

SCHEDULE 8:
A Territory Resource

SCHEDULE 8.1

A TERRITORY RESOURCE
603 STEWART
SUITE 1007
SEATTLE, WA
98101-1229

PHONE
(206) 624-4081

FAX
(206) 382-2640

WEBSITE
www.atrfoundation.org

EMAIL
gifts@atrfoundation.org

RECEIVED
DEC - 4 2001
By Legal - S. Permut

November 14, 2001

Mr. Michael Ruettgers, CEO
EMC Corp., Inc.
35 Parkwood Drive
Hopkinton, Massachusetts 01748

Dear Mr. Ruettgers:

ATR (A Territory Resource) monitors the social implications of the policies and practices of companies in which it holds investments. As a foundation, ATR works to achieve greater levels of social, economic, and environmental justice.

ATR is very interested in the issue of in-person interaction between shareholders and management and we seek a dialogue concerning our company's practices in this area.

Please find and accept the enclosed resolution for consideration and action by the stockholders at the next annual meeting and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that A Territory Resource is a co-sponsor of this resolution.

ATR is the beneficial owner of 700 shares of common stock. A letter of verification confirming this ownership will follow under separate cover. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC rules, and we will continue to hold shares in the company through the stockholders meeting.

We are very interested and willing to engage in dialogue concerning these matters with the hope of reaching a mutual agreement under which the proposal may be withdrawn. For matters relating to this resolution, please contact Stefanie Haug (who is coordinating the efforts of the filers) at:

Walden Asset Management
40 Court Street
Boston, MA 02108
617-695-5385

Thank you for your consideration of this matter.

Sincerely,

Bookda Gheisar
Executive Director

cc: Stefanie Haug
Diane Bratcher, ICCR

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." **We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.**

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

Account of A TERRITORY RESOURCE INC

Statement Period: October 1, 2001 through October 31, 2001
Account Number: 1001-0673

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*		*Latest Price*	*Total Market Value*
VIRGINIA ST HSG 6.73%16 DEV AUTH DUE 07/01/16 TXBL AA1/AA+ CURRENT YIELD 6.38762%		50,000	L	$ 105.3600	$ 52,680.00
Total Market Value of Fixed Income					**$ 493,876.45**
Equities					
A E S CORP	AES	1,100	L	$ 13.8500	$ 15,235.00
ADOBE SYSTEMS INC	ADBE	740	L	26.4000	19,536.00
AMERICAN INTL GROUP INC	AIG	225	L	78.6000	17,685.00
AMERN PWR CONVERSION CP	APCC	1,100	L	12.8700	14,157.00
CISCO SYSTEMS INC	CSCO	1,380	L	16.9200	23,349.60
CORNING INC	GLW	1,600	L	8.0600	12,896.00
COSTCO WHSL CORP NEW	COST	340	L	37.8300	12,862.20
E M C CORP MASS	EMC	700	L	12.3200	8,624.00
ENRON CORP	ENE	500	L	13.9000	6,950.00
FEDEX CORPORATION	FDX	460	L	41.0800	18,896.80
FREDDIE MAC VOTING SHS	FRE	340	L	67.8200	23,058.80
HEWLETT-PACKARD COMPANY	HWP	500	L	16.8300	8,415.00
HOME DEPOT INC	HD	600	L	38.2300	22,938.00

SCHEDULE 8.2

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 6, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Ms. Stefanie Haug

ATR (A Territory Resource)
603 Stewart
Suite 1007
Seattle, WA 98101-1229
Attn: Ms. Bookda Gheisar

Dear Ms. Haug and Ms. Gheisar:

Reference is hereby made to the letter dated November 14, 2001 (the "Letter") from ATR (A Territory Resource) ("ATR") to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that ATR is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that ATR has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that ATR is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, ATR must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 14, 2001 (the "Ownership Eligibility Requirement"). According to our records, ATR is not a registered holder of EMC securities so the Company cannot verify whether ATR meets the Ownership Eligibility Requirement. Because ATR is not the registered holder of the EMC securities it allegedly holds, ATR must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that it meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, ATR may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that ATR meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by ATR with the Securities and Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), ATR is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

ATR submitted to the Company a copy of an account statement from Schwab Institutional indicating that ATR held 700 shares of EMC stock in such account through October 31, 2001. The Schwab Institutional statement, however, does not satisfy the requirements of Rule 14a-8(b)(2)(i) for two reasons. First, the Schwab Institutional statement provides information for the period of October 1, 2001 through October 31, 2001, and not November 14, 2001, the time ATR submitted the Proposal, as required by Rule 14a-8(b). Second, Schwab Institutional fails to verify that ATR has continuously held the requisite shares of EMC stock for at least a year by November 14, 2001, also as required by Rule 14a-8(b).

ATR also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, ATR simply states that "[it] will continue to hold shares in the company through the stockholder meeting." However, ATR could sell substantially all of its shares of EMC stock and it would continue to hold shares in EMC. Thus, ATR's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above.

In addition, the Company is not able to confirm timely receipt of the Proposal pursuant to Rule 14a-8(e). Please provide the Company with any evidence you may have of timely submission of the Letter (e.g., Federal Express tracking information) as soon as practicable in order that we may continue to properly consider the Proposal and any further correspondence that you may provide.

Unless ATR proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, any response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

FedEx Ship
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From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Ms. Bookda Gheisar
(206) 624-4081
A Territory Resource
603 Stewart
Suite 1007
Seattle, WA 98101-1229

COD Return Address:
N/A

Date: 06DEC01
Track Number: 791724385887
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
Dimensions: N/A
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Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $7.64
Reference: AC1006

COD Shipment: No
COD Amount: N/A
Secured Check: N/A
Include Freight: N/A

Document Shipment: N/A
Commodities: N/A
Total Customs Value: N/A
Currency: N/A
Countries of MFG: N/A
Export License:N/A
Expire:N/A
License Exception Symbol:N/A
ECCN:N/A
Ultimate Destination: N/A

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Tracking Number	791724385887
Reference Number	AC1006
Ship Date	12/06/2001
Delivered To	Recept/Frnt desk
Delivery Location	SEATTLE WA
Delivery Date/Time	12/07/2001 10:15
Signed For By	B.LAND
Service Type	Priority Letter

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Scan Activity	*Date/Time*	*Comments*
Delivered SEATTLE WA	12/07/2001 10:15	
On FedEx vehicle for delivery SEATTLE WA	12/07/2001 07:49	
Arrived at FedEx Destination Location SEATTLE WA	12/07/2001 07:22	
Left FedEx Ramp SEATTLE WA	12/07/2001 06:21	
Arrived at FedEx Ramp SEATTLE WA	12/07/2001 05:47	
Left FedEx Sort Facility MEMPHIS TN	12/07/2001 04:08	
Left FedEx Sort Facility MEMPHIS TN	12/07/2001 01:00	
Arrived at Sort Facility MEMPHIS TN	12/06/2001 23:52	
Left FedEx Ramp EAST BOSTON MA	12/06/2001 23:12	
Arrived at FedEx Ramp EAST BOSTON MA	12/06/2001 21:01	
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FedEx Ship
Shipment Receipt

From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Tim Smith
(617) 695-5177
Walden Asset Management
40 Court Street
Boston, MA 02108

COD Return Address:
N/A

Date: 06DEC01
Track Number: 790237657234
Service: Priority Overnight
Packaging: FedEx Letter
Special Handling: Regular Pickup
Piece: 1 of 1
Weight: 1 LBS
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Deliver without Signature: No

Billing: Bill Sender
Bill To Acct: 245715072
Rate Quote: $5.94
Reference: AC1006

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Tracking Number	790237657234
Reference Number	AC1006
Ship Date	12/06/2001
Delivered To	Recept/Fmt desk
Delivery Location	BOSTON MA
Delivery Date/Time	12/07/2001 09:27
Signed For By	H.HARRIS
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Arrived at FedEx Ramp EAST BOSTON MA	12/06/2001 21:24	
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SCHEDULE 8.3

ATR
A TERRITORY RESOURCE

603 STEWART
SUITE 1007
SEATTLE, WA
98101-1229

PHONE
(206) 624-4081

FAX
(206) 382-2640

WEBSITE
www.atrfoundation.org

EMAIL
gifts@atrfoundation.org

RECEIVED
DEC 19 2001
By Legal

December 17, 2001

Susan I. Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, Massachusetts 01748

Dear Ms. Permut:

This letter is in response to your letter of December 6, 2001, which we received on December 7, 2001. According to your citation of Rule 141-8(f) of Regulation 14A of the Securities Exchange Act of 1934, our response to you must be postmarked no later than December 21, 2001. We have complied with this requirement.

Please find below the information you have requested.

- Enclosed with this letter is a written statement from Charles Schwab & Co. verifying that A Territory Resource (ATR) meets the Ownership Eligibility Requirement.

- As requested, ATR hereby provides a written statement that we intend to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

- Our letter and proposal were sent to the Company on November 14, 2001 via FedEx for second day delivery. The tracking number was 791704879184.

Please contact me if you need further information.

Sincerely,

Bookda Gheisar
Executive Director

Schwab
INSTITUTIONAL

December 14, 2001

Progressive Investment Management
721 NW 9th Ave., Suite 250
Portland OR 97209

RE: Account # 1001-0673, Corporate account, A Territory Resource

To whom it may concern,

This is to confirm that the client in the above account has continuously held the security EMC Corp. (EMC) with a market value above $2000.00 since October 1, 2000.

Sincerely,

Christopher D. Covey

Christopher D. Covey
Account Administrator
Schwab Institutional

Cc: Progressive Investment Management

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Tracking Number	791704879184
Reference Number	
Ship Date	11/14/2001
Delivered To	Mailroom
Delivery Location	HOPKINTON MA
Delivery Date/Time	11/16/2001 10:27
Signed For By	D.DALTON
Service Type	FedEx 2Day Letter

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SCHEDULE 9:
Trillium Asset Management
(on behalf of Carla Kleefeld)

SCHEDULE 9.1

Trillium ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

Investing for a Better World

Joseph Tucci
President and CEO
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

RECEIVED
NOV 15 2001
By

Via fax and special delivery

November 15, 2001

Dear Mr. Tucci:

I am authorized to notify you of our intention to present the enclosed proposals for consideration and action by the stockholders at the next annual meeting. Trillium Asset Management submits these resolutions for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. These three proposals are identical to those being submitted by with several other investors, and we are filing in cooperation with them.

As you may recall, Trillium Asset Management took part in last July's meeting between shareholders and yourself, Polly Pearson and Susan Perlmut, in which we discussed equal employment issues. We appreciated the briefing and were optimistic that EMC would consider seriously our request for EEO-1 data and the other concerns that we raised, board diversity and board independence. Since that time, we have been dismayed by the company's loss or misplacement of letters in which we, as a group and individually, have attempted to follow up, particularly given EMC's loss of Walden Asset Management's shareholder proposal last fall. We are further disheartened by EMC's active support of the Massachusetts legislation to eliminate the need for in-person meetings, given the degree of difficulty we have experienced in bringing our concerns to the attention of management. In total, the perspective that comes across, whether willingly or inadvertently, is one of indifference to shareholder concerns. We hope that these filings will help to catalyze the dialogue with EMC that we have been seeking.

Collectively, our clients hold approximately 440,000 shares in EMC stock. We are filing the proposal addressing the establishment of an <u>independent board</u> on behalf of our client Anne Slepian, who is the beneficial owner of 200 shares of EMC stock purchased more than one year prior to this date. We will soon forward to you a letter from Ms. Slepian authorizing Trillium Asset Management to represent her in this matter, and provide verification of her ownership of these shares.

On behalf of Ms. Carla Kleefeld, we are filing the enclosed proposal concerning in-person annual stockholder meetings. We are an investment advisor to Ms. Kleefeld, who is the beneficial owner of 1,000 shares of EMC stock purchased more than one year prior to this date. We will soon forward to you a letter from Ms. Kleefeld authorizing Trillium Asset Management to represent her in this matter, along with verification of her ownership of these shares.

Regarding the board diversity resolution, Trillium Asset Management is filing on behalf of The Advocacy Fund, to which we are an advisor. The Advocacy Fund holds 2,075 shares of EMC common stock. Verification of ownership will be submitted shortly.

We hope that you will consider our proposals carefully and look forward to your response.

Sincerely,

Shelley Alpern
Assistant Vice President
Trillium Asset Management

Cc: Susan Perlmut, General Counsel
Polly Pearson, Vice President of Global Investor Relations

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson stated that "An annual meeting as a forum for public causes - that's not the purpose." **We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.**

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest cost and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

Last updated 11/15/01

EMC - REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key Board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received majority shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

Resolved: The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

SCHEDULE 9.2

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 27, 2001

VIA FEDERAL EXPRESS

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809
Attn: Ms. Shelley Alpern

Dear Ms. Alpern:

Reference is hereby made to the letter dated November 15, 2001 (the "Letter") from Trillium Asset Management ("Trillium") to EMC Corporation (the "Company" or "EMC"), including the three proposals attached thereto (collectively, the "Proposals").

Under Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the shareholder seeking to submit a proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") must have submitted the proposal to EMC and such proposal must have been received at the Company's principal executive offices on or before November 18, 2001. Trillium purports to be submitting the Proposals on behalf of three of its clients (collectively, the "Clients"). In the Letter, Trillium represents that each Client will provide a letter to EMC indicating that Trillium is authorized to submit the respective Proposal on such Client's behalf. To date, the Company has not received any communication from any Client with respect to the Proposals nor has Trillium provided EMC with any authorization from the Clients for Trillium to submit a Proposal on their behalf, despite stating in the Letter that such authorizations would be forthcoming. As a result, EMC believes that the Clients have failed to properly submit the Proposals prior to November 18, 2001, the deadline for submitting a proposal for the 2002 Annual Meeting under Rule 14a-8 of Regulation 14A of the Exchange Act. Accordingly, EMC will not include any of the Proposals in its proxy materials for the 2002 Annual Meeting.

The Company hereby further notifies you that each Client has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that such

Client is eligible to submit its respective Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, the Client must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by November 15, 2001 (the "Ownership Eligibility Requirement"). According to our records, none of the Clients is a registered holder of EMC securities so the Company cannot verify whether any Client meets the Ownership Eligibility Requirement. Because none of the Clients is the registered holder of the EMC securities it allegedly holds, each Client must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that it meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, each Client may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that the Client meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by the Client with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), each Client is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

None of the Clients has provided any of the foregoing documents with its respective Proposal. Trillium states in the Letter that each Client will be providing verification of its ownership of EMC securities. Under Rule 14a-8(b), the Client is required to provide such verification with its Proposal and, notwithstanding the foregoing, has failed to provide such verification by November 18, 2001, the deadline for submitting a proposal for the 2002 Annual Meeting.

Each Client also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

Alternatively, if Trillium is submitting the Proposals on its own behalf (and not on behalf of the Clients as stated in the Letter), then the Company believes that Trillium has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that Trillium is eligible to submit one of the Proposals for inclusion in EMC's proxy materials for the 2002 Annual Meeting. According to our records, Trillium is not a registered holder of EMC securities so the Company cannot verify whether Trillium meets the Ownership Eligibility Requirement. Because Trillium is not the registered holder of the EMC securities it allegedly holds, Trillium, as noted above, must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that it meets the Ownership Eligibility Requirement. Trillium did not provide any verification that it meets the Ownership Eligibility Requirement. In fact, there is no indication in the Letter that Trillium holds any EMC securities.

Trillium also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

Unless Trillium proves that it is eligible to submit one of the Proposals in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include any of the Proposals in its proxy materials for the 2002 Annual Meeting.

Notwithstanding the foregoing, EMC hereby further notifies you that under Rule 14a-8(c), Trillium (assuming it is eligible to submit a shareholder proposal under Rule 14a-8) may submit only one of the Proposals for inclusion in the Company's proxy materials for the 2002 Annual Meeting. Accordingly, to the extent Trillium believes that it is eligible to submit a Proposal, it must notify EMC within 14 days from the date you receive this letter which of the Proposals it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposals in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposals or ultimately omit the Proposals from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

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From:
Amy Gentry
(508) 435-1000
EMC Corporation
Legal
35 Parkwood Dr.
Hopkinton, MA 01748

To:
Ms. Shelley Alpern
(617) 423-6655
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

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Tracking Number	790227409876
Reference Number	AC1006
Ship Date	11/27/2001
Delivered To	
Delivery Location	BOSTON MA
Delivery Date/Time	11/28/2001 14:15
Signed For By	R.ZUKAUSKAS
Service Type	Standard Letter

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Delivered BOSTON MA	11/28/2001 14:15	

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SCHEDULE 9.3

Trillium ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

Investing for a Better World

Susan I. Permut
Assistant General Counsel
EMC Corporation
25 Parkwood Drive
Hopkinton, MA 01748-9103

December 10, 2001

Dear Ms. Permut:

I write to reply to your letter of November 27, 2001, regarding outstanding documentation that TRILLIUM ASSET MANAGEMENT CORPORATION needs to provide EMC Corporation in connection with the shareholder proposals for which our clients are co-proponents.

Please find attached:

1) A signed letter from our client Anne Slepian authorizing TRILLIUM ASSET MANAGEMENT CORPORATION on her behalf to (co)file the proposal regarding an independent board, and declaring her intent to hold her position in EMC through the 2002 annual meeting.

2) Signed letters from Charles Schwab & Co. and Fleet Investment Services Group establishing Ms. Slepian's ownership of the requisite position for over one year and her beneficial ownership. (Please note: The letters are fax copies. You will be receiving originals from Schwab and Fleet shortly, if they have not been received already.)

Under separate cover from the Forum Funds, you are being sent via overnight mail:

3) A signed letter authorizing TRILLIUM ASSET MANAGEMENT CORPORATION to (co)file the proposal regarding board diversity on behalf of the Advocacy Fund. TRILLIUM ASSET MANAGEMENT CORPORATION is investment advisor to Forum Funds, an open-end investment management company of which the Advocacy Fund is a series.

4) A signed separate letter from Forum Funds confirming that the Advocacy Fund has been the beneficial owner of the requisite position needed to file the proposal, and our intention to retain that position through the 2002 annual meeting.

Unfortunately, due to conflicting schedules, we were unable to obtain Carla A. Kleefeld's letter authorizing TRILLIUM ASSET MANAGEMENT CORPORATION to (co)file the proposal regarding in-person stockholder meetings. However, we do wish to go on record again in strong support of in-person stockholder meetings, and we ask you to drop your support for Massachusetts legislation that would make them optional.

Your letter states (page 3, para. 4), "Notwithstanding the foregoing, EMC hereby further notifies you that under Rule 14a-8©, Trillium may submit only one of the Proposals for inclusion in the

Organization's proxy materials for the 2002 Annual Meeting." We believe that we have established through the attached documentation that above proposals are, in fact, being submitted by separate entities.

EMC certainly has the right to challenge these resolutions at the Securities and Exchange Commission, and should you choose to do so, we will defend energetically our right to file them. However, as you know, we and our co-filers have made numerous good faith efforts to engage in substantive dialogue with EMC. In this context, the act of challenging the proposals at the SEC seems like little more than diversion from the legitimate issues that we have raised. As your shareholders, we are acting from the premise that our goals are, or at least should be, aligned. Would it not be preferable to treat our continued plea for dialogue with the respect it deserves and work toward finding common ground and a win-win situation for both parties?

Sincerely,

Shelley Alpern
Assistant Vice President

enclosures

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179

→ Dana

FAX TRANSMITTAL FORM

TO: EMC Corp FROM: S. Alpern

FAX #: 508-497-6915 DATE: 12/10/01

ATTN: Susan Permut TIME: 4:55 pm

PAGES (Including Form): 6 REPLY REQUESTED YES NO

COMMENTS:

SCHEDULE 9.4

601 Union Street, Suite 2900
Seattle, WA 98101

tel 206 464 4000

lorganStanley

RECEIVED
DEC 11 2001
By Legal

December 10, 2001

Susan Permut
Assistant General Counsel
EMC Corp.
35 Parkwood Drive
Hopkinton, MA 01748-9103

Re: Account #108-073490-113
Name of Carla A. Kleefeld

Dear Susan:

This letter is to confirm that as of 12/10/01, Carla Kleefeld (Account #108-073490-026) owns 500 shares of EMC Corporation. This position has been purchased before 11/15/2000 and therefore has been held for more than a year.

This letter also serves as confirmation that Carla Kleefeld is the beneficial owner of the above referenced stock. Please note that this letter supersedes the letter of 12/6/01.

Sincerely,

Robert J. Rudolph
Associate Vice President, Financial Advisor

Exhibit D

EMC - REQUEST TO TAKE STEPS TO CREATE AN INDEPENDENT BOARD

Introduction

As institutional investors in EMC, we believe it is imperative that our company is governed well. We believe that good corporate governance practices are in the best interests of EMC in this intensely competitive market and will protect the interests of its shareowners.

Indeed, EMC has a positive record on a number of corporate governance issues. However the EMC Board is composed primarily of inside Directors (5 out of 8 Directors listed in the 2000 proxy were employees) and 2 others have close business relationships with EMC. In short, management dominates the Board. Especially in periods of economic difficulty, the widest possible breadth of perspectives on the company's strategy and operations is imperative. The Board must be a thoughtful, independent voice and not a rubber stamp for management recommendations.

One of the problems of an "insider Board" is that key board functions and committees such as nominating new Board members, and the Audit and Compensation Committees are heavily influenced by management. It is a conflict of interest for managers to decide their own compensation packages, audit the company's financial records or develop the slate of Directors.

America's corporate leaders seem to recognize the value of Board independence. As far back as 1992, a survey of 600 directors of Fortune 1000 companies endorsed by the Business Roundtable found that 93% believed that a majority of the Board should be composed of outside, independent Directors and a majority felt the Nominating Committee should consist entirely of outside Directors. As shareowners we agree. We need Directors who are not current or former executives of EMC or representatives of major suppliers or customers.

Many U.S. corporations have adopted Codes or Governance Principles that include a commitment to a Board with a majority of outside, truly independent Directors. In addition, many institutional investors, including some of the largest pension funds in the United States, actively support independent Boards. The Council of Institutional Investors, a prestigious association of pension funds with portfolios valued over $1 trillion, has supported Board independence in its governance guidelines. In fact, scores of shareholder resolutions asking for policies of Board independence have received significant shareholder votes.

We are well aware that the shareholders elect the Board, but they do so in response to the slate submitted by the Board. Thus we request that the Board take steps to ensure an independent Board by providing shareowners with new independent candidates for whom to vote.

We believe good corporate governance requires that such changes in EMC policy and practice be phased in as soon as possible. Thus, we urge our fellow shareholders to vote for the following resolution:

Resolved: The shareholders request the Board of EMC take the steps necessary to nominate candidates for Director so that, if elected by the shareholders, there would be a majority of independent Directors. When sufficient independent Directors are elected we request that Audit, Compensation and Nominating Committees be composed entirely of independent Directors.

Exhibit E

EMC: REQUEST FOR BOARD INCLUSIVENESS REVIEW

Whereas: Employees, customers, and stockholders have a greater diversity of backgrounds than ever before in our nation's history. We believe that the composition of the Boards of Directors of major corporations should reflect this diversity if our company is going to remain competitive in this new century.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is contrast to many leading companies. A report by the Investor Responsibility Research Center (IRRC) states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

To remain a competitive business leader in an increasingly diverse global marketplace, we must promote the best-qualified people regardless of race, gender, sexual orientation or background. A 1998 American Management Association report states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

Also, we believe that the judgement and perspectives of a diverse board will improve the quality of corporate decision-making. A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

We therefore, urge our company to enlarge its search for qualified board members.

Resolved: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women or minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2001annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees;

Concluding Statement: We are confident that the management and leadership of EMC share the belief that diversity in its workforce makes the company stronger. EMC's policies and programs supporting diversity are strong and evident. Our company is proud of its equal employment opportunity record and has many creative programs in place to advance EMC's diversity goals. We believe the Board is sensitive to the importance of diversity and wishes to move forward. This resolution is to encourage the Board to declare its intentions as a matter of principle and to describe a plan to move EMC toward a more diverse Board.

Exhibit F

REQUEST FOR BOARD INCLUSIVENESS COMMITMENT

WHEREAS: We believe that a diverse board of directors benefits the company and its shareholders by choosing its members from the broadest pool of talent and experience. Board diversity enhances business performance because decision-making better reflects the diverse needs of the customer the company serves the communities in which the company resides, and the workforce it relies on for production.

As investors in EMC Corporation, we believe that supporting diversity should be reflected from entry-level jobs to our Board. At the moment our Board is composed of all white men. This lack of diversity dominates our company's senior management as well. This is in contrast to many leading companies. A report by the Investor Responsibility Research Center states that among the S&P 1500 companies, the proportion of female directors continues to rise – from 8.9% in 1998 to 9.3% in 1999 and the number of minority directorships rose in 1999 from 6.9% to 7.0%.

A 1998 American Management Association reports states that organizations with diversity among senior executives and their board have better sales performance than those companies with only white male executives. In addition, the Department of Labor's 1995 Glass Ceiling Commission ("Good for Business: Making Full Use of the Nation's Human Capital") reported that diversity and inclusiveness in the workplace have a positive impact on the bottom line.

A growing proportion of stockholders attach value to board inclusiveness, since the board is responsible for representing shareholder interests. The Teachers Insurance and Annuity Association and College Retirement Equities Fund, the largest U.S. institutional investor, has issued a set of corporate governance guidelines which include a call for "diversity of directors by experience, sex, age, and race."

RESOLVED: the Shareholders request that:

1. The Board nominating committee make a greater commitment to locate qualified women and minorities as candidates for nomination to the board;

2. The company provide to shareholders, at reasonable expense, a report four (4) months from the 2002 annual shareholder meeting, to include a description of:

   - Efforts to encourage diversified representation on the board;
   - Criteria for board qualification;
   - The process of selecting board nominees.

November 5, 2001

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

Exhibit G

October 16, 2001

Polly Pearson, Vice President Global Investor Relations
Susan Permut, Assistant General Counsel
EMC Corp., Inc.
35 Parkwood Drive
Hopkinton, MA 01748

Dear Polly and Susan,

We hope you both are doing well in these difficult times. It certainly is a time when we all have to evaluate what is important individually and corporately. When we met in July we agreed that we would communicate with you about plans we had as investors to file any resolutions with EMC. We want to be faithful to that pledge, so we wanted to share with you a summary of our plans.

As you will remember, we felt many of EMC's diversity initiatives displayed strong leadership. We also continued to urge more transparency on issues such as disclosure of EEO data, an area where we vigorously but respectfully disagreed. After lengthy discussion, the group of investors who met you in person and by phone agreed that we would continue to send you materials on what other companies were doing in terms of diversity disclosure and keep the dialogue open. Our shareholder organizations will not be filing the resolution requesting a diversity report this year.

On corporate governance issues we felt management's response has been inadequate and unresponsive. You have heard from various investors on the issues of board diversity, an independent Board and EMC's lobbying to eliminate the right to have in-person shareholder meetings. At present it appears that shareholder resolutions on these three topics will be submitted. We know we speak on behalf of all the resolution sponsors when we say that we hope the submission of these resolutions will be taken in the constructive spirit in which they are meant and that they will lead to a positive dialogue with management. As we had agreed, we will keep you informed of any further actions.

With Best Wishes,

Stefanie Haug
Socially Responsive Investment Officer

Timothy Smith
Senior Vice President

UNITED FOR A FAIR ECONOMY
37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.faireconomy.org | info@faireconomy.org

January 18, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: EMC Corporation letter of December 21, 2001 seeking "no-action" letter to omit shareholder resolution requesting a corporate governance policy affirming in-person annual meeting (the "Proposal").

Ladies and Gentlemen:

In its letter of December 21, 2001, EMC Corporation (the "Company") indicated its intention to omit a shareholder resolution submitted by Green Century Equity Fund, Bruce Wirth, Progressive Asset Management, Harriet Denison, Katharine King, Boston Trust Investment Management, NorthStar Asset Management, A Territory Resource, and Trillium Asset Management (collectively, the "Proponents"). This letter is submitted on behalf of the collective Proponents.

The Proposal asks the Company to adopt a corporate governance policy affirming the continuation of in-person annual meetings. The Company believes the resolution violates Rule 14a-8(i)(7) (the "ordinary business" exclusion); Rule 14a-8(i)(3) (the "false and misleading statements" exclusion); Rule 14a-8(i)(10) (the "mootness" exclusion) and Rule 14a-8(i)(3) (alleging the resolution is vague). The Proponents disagree with each of the Company's arguments.

The Company argues that the resolution is excludable under Rule 14a-8(i)(7) because 1) the resolution attempts to micro-manage in areas that management is in the best position to act; 2) that shareholder communications are within the purview of management and 3) that it is management's responsibility to decide the location of the annual meeting.

In private letters to Company management as well as publicly in the Proposal, the Proponents have repeatedly expressed their strong support for broadening shareholder participation through internet broadcast of annual meetings. The Proponents believe, however, that eliminating in-person annual meetings in favor of internet-only meetings represents a threshold issue that dramatically alters the fundamental shareholder right to assemble once a year with other shareholders and with management. The purpose of this meeting is not simply to convey information but to allow an exchange of questions and concerns that among other things fosters accountability of management to shareholders. The Proponents believe the Company has mischaracterized the nature of the resolution as one of micro-management. Given that eliminating in-person annual meetings would fundamentally alter one of the mechanisms for shareholders to hold management accountable, the Proponents believe that shareholders have a clear, vested interest in this issue affecting shareholder rights and responsibilities.

The Company has demonstrated a high degree of disregard for shareholders in conducting its business. The Proponents believe the Company is an outlier among corporations of its size in terms of: a) responding to shareholder's written questions, b) allowing shareholders a free forum to ask questions at annual meetings, and c) resisting the trend toward an independent Board of Directors. The Proponents believe these practices have served to insulate management. In 2001, the Company saw its market share erode and its stock price decline by 79%, a far more precipitous decline than similar established technology companies. Abandoning an in-person annual meeting would only go further in isolating management from the concerns and questions of shareholders.

The Company argues that management is in the best position to decide whether to hold meetings only in cyberspace. Management will have its opportunity to make this case in its statement of opposition in the proxy statement. Conversely, many large shareholders, including the Council of Institutional Investors, which represents large public and private pension funds with collective assets exceeding $1 trillion, have publicly stated their support for in-person annual meetings over internet-only meetings.

The Proponents agree with the Company that management has clear responsibility over how shareholders communicate within the annual meeting. That the company can establish rules governing how long each shareholder can speak and whether or not there should be an area set aside at the annual meeting for shareholder discussion are not issues of dispute. Neither are they germane to the threshold issue of whether shareholders will have the opportunity to annually meet face-to-face with management.

The Company argues that management has the right to choose the location of the annual meeting. Again, the Proponents do not disagree. This is not a proposal about whether to hold the annual meeting at the Company's headquarters or a fancy downtown hotel, but whether to hold in-person annual meetings at all. The Proponents believe the Company stretches logic to the extreme by asserting that cyberspace is a location equivalent to Seattle or Detroit.

The Company alleges the Proposal makes false and misleading statements and is therefore excludable under Rule 14a-8(i)(3).

The Company is correct that the Proposal contains a typographical error identifying the correct Bill Number. The Proponents would like to amend the Proposal to refer to "Senate Bill 1792."

The Company objects to the resolution characterizing the Company as "a strong and public backer" of the bill. But, by the Company's own admission it was one of only six members of the Associated Industries of Massachusetts, a business group with more than 5,000 businesses, to testify in support of the bill. The Company failed to mention that the bill's sponsor was Senator David Magnani, the senator from EMC's district. Senator

Magnani was the largest recipient of EMC's political campaign contributions, receiving more that three-times the amount the Company gave to any other legislator. When queried about this by the *Boston Globe*, Senator Magnani replied, " I am their Senator." In addition, many community activists found the provisions of the bill offering the option of eliminating in-person annual meetings to be out of character with the Senator's previous actions. When the bill's provisions came to public light, Senator Magnani quickly retreated and eliminated the provision allowing internet-only annual meetings.

The Company also argues that the Proposal is misleading because it states that management "could" limit shareholder dialogue and the number and types of questions posed. The Proponents believe there is nothing misleading about the conditional use of the word "could". The Proponents have made no representation that internet-only meetings "would" limit dialogue. It is certainly within the realm of possibility that an internet-only meeting <u>could</u> allow management to screen questions submitted over the internet and to respond only to those that it wanted to. This is a very different type of dialogue than occurs at most large company annual meetings where shareholders line up at microphones and have the opportunity to ask unedited questions.

The Company expresses concern about the use of a quote attributed to Company spokesperson Mark Fredrickson. The quote stems from an article on S.1792 published by the *Boston Globe* on August 27, 2001. The quote in its fullest context is:

> EMC spokesman Mark Fredrickson said last night he is aware of criticism that the bill would deny corporate activists the power of a face-to-face audience with corporate leadership, but said: "There are many ways for those groups to express their points of view. An annual meeting as a forum for public causes - that's not the purpose."

"Those groups" are in fact, some of the Company's shareholders. The Proponents stated an opinion: "We are disappointed with this characterization." The Commission has long held that shareholder resolutions can contain the opinions of Proponents. The Proponents go on to further assert that: "Stockholders have a right to raise questions about social and financial issues that affect EMC's bottom line and image." Again this is a statement about the beliefs of the Proponents.

The Proponents have serious questions about where the Company stands on shareholders' right to seek information pertaining to corporate governance and social responsibility. Prior to the 2001 annual meeting, Walden Asset Management and several co-proponents filed a shareholder proposal with the Company requesting the disclosure of workplace diversity information. Though the proposal was filed on a timely basis, it was omitted from the 2001 Proxy Statement, without first petitioning the Commission for a "no-action" letter. When pressed by Walden on the exclusion, the Company claimed not to have received the resolution at all, despite documentation of the Company's receipt by Federal Express. A subsequent period of negotiation followed in which Walden agreed to accept the Company's mistake as an honest one and the Company agreed to pay Walden's legal expenses in the matter and to arrange a meeting with shareholders after the Company's annual meeting. Walden is happy to provide the Commission with additional information regarding its agreement with the Company in this matter.

At the 2001 annual meeting, the Company allowed only written questions to be submitted from the floor, with no microphones in the audience. This diverges from the practices found in the vast majority of large company annual meetings and from the Company's own past practices prior to 2001. Management sifted through the questions and responded to about a dozen, none of which concerned shareholder's questions about the Company's corporate social responsibility record, though several such questions were submitted. Furthermore the Company allowed no shareholder discussion of Board elections or the appointment of auditors, both matters of concern to many shareholders, especially since the Company's Board lacks a majority of independent directors. A "virtual meeting" would only enhance management's opportunity to limit the diversity of shareholder views represented. In light of the recent debacle with Enron, where shareholders' legitimate requests for information were ignored, the Proponents are deeply concerned by the Company's similar attempts to insulate management from difficult questions and other matters of controversy. The Proponents strongly believe that shareholders have a right to ask questions and we heartily hope the Commission concurs.

The Company argues that the Proposal's contention that on-line meetings "would allow companies to control which questions are heard" is misleading. The Company argues that it is management's right to manage the annual meeting in an orderly fashion. The Proponents not only agree it is management's right, we believe it is their responsibility as well. There is however a substantial difference between limiting the number and time for each question and limiting the question's content. This issue goes directly to the matter of free speech. The Proponents have no desire to suggest that management allow more time for questions, only that it ensures that a diversity of shareholder views can be expressed, not simply those that agree with management's position. The Proponents believe shareholders have the right to speak freely to management.

The Company also alleges that the Proposal impugns the integrity of management and mischaracterizes the Company's responsiveness to shareholder questions. This is not accurate. The Proposal does not impugn the integrity of management, but instead raises a policy issue. Further, management has seriously misrepresented the way that it deals with shareholders. Apart from one meeting with investors after the 2001 annual meeting, which resulted from a binding agreement stemming from the Company's mistake in omitted the duly filed Proposal referenced above, the Company has a demonstrated record of not answering shareholder letters on matters of corporate governance and workplace/Board diversity. Further, the Company failed to fulfill a pledge to arrange a follow-up meeting with investors concerned about corporate governance.

The Company objects to the Proposal's references to in-person annual meetings being a part of America's democratic tradition. Management argues that corporations are not democracies. The Proponents do not disagree with that statement, but do believe strongly that corporations are accountable to the democratic societies that grant them life through the chartering process. Annual meetings are one of the vehicles through which a democratic society holds corporations accountable both to shareholders and to the broader society in which the Company operates and upon which it depends for its success and well-being.

The Company reargues its earlier points when it suggests that the Proposal's contention that EMC's practice of allowing only written questions at its 2001 annual meeting was unusual. The Company asserts that it is "unsubstantiated and misleading to imply that the Company follows practices in its annual meetings that materially differ from those of comparable companies elsewhere in the United States." Representatives of the Proponents have attended literally hundreds of stockholder meetings in the last twenty-five years. The Proponents believe that the Company follows at least two practices that differ materially from other comparable companies: 1) The vast majority of large companies in the United States allow shareholders to discuss and ask questions about such matters as Board elections and selection of auditors; and 2) The vast majority of large companies also have microphones in the audience, which allow shareholders to line up and express opinions and ask questions, subject to time limits, but not to content. In contrast, the Company required shareholders at its 2001 annual meeting to submit questions in writing and then management decided which to answer. This practice, while technically a rule of the meeting, serves less to preserve the order of the meeting and more to exert management control over which issues shareholders may raise.

The Company raises several objections to the bulleted points in paragraph five of the Proposal. The Company acknowledges in its argument that each of the Proponents assertions are offered as opinions, "we believe." The Commission has long upheld the right of proponents to express opinions in proposals.

With regard to the declaration that the digital divide remains a problem that will limit shareholder access to the annual meeting, the Proponents believe that many older Americans do not possess the skills to access internet meetings on-line, even if they do have access via their library. At many companies' shareholder meetings, senior citizens make up a significant proportion of those in attendance. We noted that EMC's 2001 annual meeting was not an exception. A move to hold internet-only meetings might well penalize those who for many years have taken an active interest in matters of corporate governance.

The Company also takes issue with the claim that internet-only meetings limit media access. The Proponents believe that the media attending annual meetings often focus not only on management's presentation at the annual meeting, but also on the questions and concerns expressed by shareholders. It is common to see journalists interviewing shareholders after the annual meeting, something that would be lost if meetings were only held online.

Lastly, the Company disputes that the Proposal's claim that money spent on an annual meeting is modest and well spent in preserving a space for shareholder dialogue. Even if EMC were to spend as much as a lavish sum of $1 million on its annual meeting, this would still represent a very modest one ten-thousandth of the Company's $9 billion in annual revenues. Management in its statement of opposition to the Proposal is free to make its case to shareholders that eliminating in-person annual meetings could save a significant amount of money and is a wise move.

As noted in the Company's exhibits, the Proponents have previously petitioned the Company to correct the typo in bullet point three asking that "modest money" be amended to say "modest expense."

The Company argues the resolution has already been implemented rendering it moot, making it excludable under Rule 14a-8(i)(10)

While it is true that the Company is presently holding annual meetings as required under Massachusetts Business Law, the Proponents believe that the Company is expending considerable Company resources to see that this law is changed and that in-person annual meetings become optional. The Company has used employee time to testify before the State Legislature, and has submitted a 17-page document to the Commission in response to this Proposal which argues vociferously for the right to continue to work aggressively in the legislative pursuit of the elimination of in-person annual meetings. Thus, the Company is presently acting in a manner that directly contradicts the policy requested in the Proposal.

While the Company is presently holding annual meetings, it has not fulfilled the requirements of this Proposal because it has no corporate governance policy in support of in-person annual meetings, nor has it adjusted its other practices and policies in support of such a governance policy. It would not be spending employee time and shareholders money on strategies to end in-person annual meetings if it had such a policy.

The Company Alleges the Proposal is Vague and May Be Excluded under Rule 14a-8(i)(3)

At the outset of its "no-action" request, the Company argued that the Proposal should be excluded because it sought to micro-manage ordinary business of the Company. Now the Company argues that the Proposal should be excluded because it does not micro-manage enough and hence, is in the Company's view, vague. The Proposal asks simply that the Company adopt a policy. It is up to management to determine how the particular policy should be implemented. For shareholders to specify in great detail how to implement a particular policy would be micro-management.

The Company believes the phrase "continuation of in-person annual meetings" is vague. The Proponents believe that the average person would clearly understand this to mean the continuation of the current practice of holding annual meetings where shareholders can assemble.

The Company also believes the phrase "policies practices" is also vague. The Proponents acknowledge a typo in this phraseology and would respectfully request permission to amend the Proposal by striking the word "policies." In terms of whether the term "practices" is vague because it does not list specific corporate practices in need of change, the Proponents believe that management is in the best position to know which practices violate the proposed new governance policy.

The Company Argues Three Broad Procedural Grounds for Exclusion: the Proponent failed to submit the resolution on a timely basis; the Proponent is ineligible to file the resolution; the Proponent has submitted more than one proposal in violation of Rule 14a-8(c).

The Company submits numerous claims that particular Proponents of the Proposal have failed to meet various eligibility requirements under Rule 14a-8. The Proponents believe each of these objections is without merit. But more importantly, the Proponents believe the Company has seriously misinterpreted the Commission's previous determinations by concluding that the disqualification of any particular Proponent would render the entire Proposal excludable. This Proposal has nine Co-Proponents, the Company has challenged the standing of only three of these Co-Proponents: Green Century Equity Fund ("Green Century"), Boston Trust Investment Management ("BTIM") and Trillium Asset Management ("Trillium"). Even if the Commission finds grounds to disqualify any one of these Co-Proponents, we do not believe there are any grounds to exclude the entire Proposal from consideration by shareholders.

The Company's Procedural Objections to the Standing of Boston Trust Investment Management and Trillium Asset Management

The assertion by EMC that Boston Trust Investment Management (BTIM) is ineligible to submit a proposal on behalf of Walden/BBT Domestic Social Index Fund under Rule 14a-8(b) is incorrect. BTIM satisfied the requirement to provide documentation of share ownership with the original filing of the shareholder resolution in a letter dated October 30, 2001, and received by EMC on November 7. (Exhibit # A) Additionally, BTIM was extremely responsive to each subsequent request by EMC for clarification of eligibility.

Rule 14a-8(b)(2) establishes that to prove eligibility, shareholders can provide a company with "a written statement from the 'record' holder of your securities (usually a broker or a bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." USTC, a Massachusetts chartered bank and trust company, provided such documentation in its capacity as custodian for Walden/BBT Domestic Social Index Fund. Although CEDE & Co. is the actual holder of record of the EMC shares in question, SEC staff has recognized that CEDE & Co. acts solely as an agent for the bank or broker and is not required to even be mentioned in proof of ownership documentation.

Thus, at the point of submission of the shareholder proposal, BTIM believes there were no deficiencies in share documentation. Nonetheless, BTIM responded promptly to EMC's letter dated November 13, 2001 and received on November 14, 2001 alleging deficiencies that in fact did not exist. BTIM's letter was received by EMC on November 21, 2001, exactly one week later. (Exhibits # B and # C).

In contrast to the Proponent's experience with scores of other companies in the past decade, BTIM's efforts to respond to eligibility concerns did not satisfy the Company. This was evident through additional correspondence from the Company dated December 6, 2001 and received by BTIM on December 7, 2001. (Exhibit # D). BTIM responded again, offering supplementary documentation (though not required by SEC rules) from its internal portfolio management system. (Exhibit # E) This final letter was received by the Company on December 18, 2001.

Ironically, the Company submits to the SEC in its "no-action" request that, "Furthermore, the letter received from BTIM on December 18, 2001 was received after the 14-day period provided by Rule 14a-8(f)(1)." The letter in question was in response to EMC's letter dated December 6, 2001, *which was also outside the 14-day period beginning November 14, 2001 when BTIM first received notice of alleged deficiencies.* We believe such disingenuous behavior on the part of the Company underscores the Company's disrespect for the rights of shareholders to raise legitimate concerns through the shareholder proposal process.

The Company also argues that Boston Investment Trust Management should be excluded as a Proponent because it has submitted multiple resolutions, in violation of Rule 14a-8. The Company repeatedly asserts that "Walden is the true proponent" of three shareholder resolutions filed with the Company. BTIM, a distinct legal entity acting on behalf of Walden/BBT Domestic Social Index Fund, has not filed any other shareholder proposals with the Company.

The Proponents do not understand the legal context of the phrase "true proponent." The Commission has long recognized the right of shareholders to act in concert for purposes of filing shareholder proposals. The Company seems to point to the fact that each of the Co-Proponents' letters contained "identical language" and identified a Walden Asset Management employee as primary contact person as some sort of prohibited action. The Proponents were fully transparent in communicating their intent to act in concert. The naming of a single contact person, Mr. Timothy Smith of Walden Asset Management, which the Company contests, was merely intended as a gesture to facilitate the dialogue that the Proponents still hoped would occur. In fact, at the one meeting with Company management referenced earlier, investors agreed they would try to coordinate communication with EMC.

The Company argues that the other Co-Proponents are acting on behalf of Walden Asset Management. The two other Co-Proponents being challenged (Trillium and Green Century) are both competitors of BTIM, not institutions that BTIM controls. Four of the remaining Co-Proponents are members of the Responsible Wealth Project of United for a Fair Economy, a non-profit organization working on issues of economic inequality. It was United for a Fair Economy that first learned of Senate Bill 1792 and EMC's role in furthering the legislation. United for a Fair Economy elicited the involvement of members of the Boston social investment community, including BTIM and Trillium. Furthermore, it was United for a Fair Economy that first suggested a proposal in support of in-person annual meetings. The Company could have learned the history of this organized effort if it had been willing to sit down with concerned shareholders as it was asked repeatedly. Instead, the Company has chosen to portray Walden Asset Management as masterminding some sort of conspiracy in filing each of the contested Proposals.

The Company objects to money management firms filing proposals on behalf of different clients. Four of the Proponents, Trillium, BTIM, NorthStar Asset Management, and Progressive Asset Management are money management firms specializing in socially responsible investing. As such they have fiduciary responsibilities to manage assets on behalf of clients with different investment objectives. Each has investment management contracts that provide for both investment power and voting power, giving them standing as beneficial owners under Rule 13d-3. In managing accounts for individuals with different investment objectives and sometimes different corporate governance objectives, these managers have undertaken actions that represent the specific interests of specific clients. BTIM and Trillium have each been clear that they are acting on behalf of discrete clients, not the firm as a whole in sponsoring this Proposal. In its filing letter of October 30, 2001 (Schedule 6.1 of the Company's "no-action" request) BTIM makes clear that the Proposal in question is filed on behalf of the Walden/BBT Domestic Social Index Fund, for which they serve as Adviser. Likewise, Trillium clearly filed the In-Person Annual Meeting Proposal on behalf of its client, Carla Kleefeld and two other Proposals on behalf of different clients. The filing letters submitted have been careful to use only the shares of the specifically designated client for the purposes of meeting the eligibility requirements for this Proposal.

The Company also argues that Trillium failed to provide a letter from Carla Kleefeld authorizing the filing of the Proposal on her behalf. While Trillium did offer to provide such authorization in its filing letter, it was under no legal obligation to do so. As Ms. Kleefeld's investment manager and possessing both investment power and voting power over Ms. Kleefeld's assets, Trillium is acting as beneficial owner for the particular assets owned by Ms. Kleefeld under the beneficial ownership definition of Rule 13d-3. No further authorization is necessary to file a proposal with Ms. Kleefeld's assets.

Conclusion

The Proponents believe the Company has engaged in rhetorical overkill in seeking to exclude this Proposal. The Company has severely stretched previous Commission opinions by asserting such claims that the disqualification of any single Co-Proponent renders the entire Proposal excludable, a proposition that would clearly violate the rights of other shareholders, whose standing as Proponents are not in question. The Company has stretched the boundaries of logic by first asserting that the Proposal is excludable because it seeks to micro-manage, and then later asserts the same Proposal is excludable because it is vague and presumably does not micro-manage enough.

We live in a time of watching one of America's premier corporations, Enron, crumble in large part because it would not answer the legitimate questions of its shareholders. We now see that the problems at Enron were caused in part by a company where the Board lacked independence and where accountability to shareholders was suspect.

While we are not asserting that the Company is heading down the same path as Enron, as shareholders we are deeply concerned about the Company's efforts to frustrate the ability of its shareholders to get information. As shareholders, we have watched the Company lose market share and 79% of its shareholder value in the year 2001. As Proponents of this Proposal we believe that all shareholders have a right to gather annually in an in-person meeting with our Company's management in a manner that promotes reasoned discussion, and holds management accountable to the shareholders that management serves.

In accordance with Rule 14a-8(j), we are enclosing six copies of this letter and its attachments. We have also mailed a copy of this letter and its attachments to Ms. Susan Permut, Assistant General Counsel of the Company.

We respectfully ask the Commission to deny the Company's request for a "no-action" letter allowing it to omit this Proposal.

Respectfully Submitted,

Scott Klinger

Scott Klinger
Co-Director
Responsible Wealth Project
of United for a Fair Economy

Heidi Soumerai

Heidi A. Soumerai
Boston Trust Investment Management, Inc.

CC: Susan Permut, Assistant General Counsel, EMC Corporation
The Green Century Equity Fund
Bruce Wirth
Progressive Investment Management (on behalf of the Chinook Fund)
Harriet Denison
Katharine King
Boston Trust Investment Management, Inc. (on behalf of Walden/BBT Domestic Social Index Fund)
NorthStar Asset Management
Trillium Asset Management (on behalf of Carla Kleefeld)
A Territory Resource

BOSTON*TRUST*
Investment Management

EXHIBIT A

October 30, 2001

Joe Tucci, CEO
Susan Permut, Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Mr. Tucci and Ms. Permut,

Boston Trust Investment Management, Inc., a wholly owned subsidiary of United States Trust Company of Boston, is adviser to the **Walden/BBT Domestic Social Index Fund (WDSIX)**. The Walden/BBT Domestic Social Index Fund holds **6,500 shares of EMC Corporation** stock on behalf of investors seeking to achieve social as well as financial objectives. Owners of WDSIX believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among their top social objectives is the assurance that their companies are doing all that they can to act responsibly in their operations globally. The issue of corporate governance is a major concern.

A controversy over EMC's position regarding corporate governance came to light this summer when we learned that EMC Corp. was the largest industry supporter of that provision of Senate bill 1792 and had lobbied vigorously for it. Fortunately, the version of the bill passed on 9/6/01 eliminated the provision that would have allowed companies to eliminate face-to-face annual meetings if companies held their meetings via the Internet. Nevertheless, we still feel it is imperative that we express our strong disappointment with how EMC addressed this issue. We had written EMC on this issue and did not receive a response.

Our experience as investment managers has convinced us that it is absolutely necessary that shareholders have the opportunity at least once a year to directly address their company's management whether on financial, corporate governance or social issues. Annual meetings of corporations is the once-per-year opportunity to hold management accountable for their financial and social performance during the year, and to hear directly their response to issues such as growth potential, company strategy, executive compensation, workplace policies and environmental practices.

We fully support companies that follow EMC's lead to webcast simultaneously their meetings, but in-person meetings are indispensable. Moreover, the attempt to eradicate face-to-face shareholder meetings is indefensible and puts EMC squarely in the forefront of trying to roll back shareholder rights. This issue has the distinct possibility of harming EMC's image and relationships with its shareholders at a very difficult financial period for the company.

Boston Trust Investment Management, Inc. is a wholly-owned subsidiary of United States Trust Company of Boston.
40 Court Street, Boston, Massachusetts 02108 Tel: (617) 695-4706 Fax: (617) 695-4708

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2002 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Walden/BBT Domestic Social Index Fund is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. WDSIX has been a shareholder of at least $2,000 in market value of these securities for more than one year and will continue to be an investor through the stockholder meeting. Verification of ownership is attached.

Walden/BBT Domestic Social Index Fund is the primary filer of this resolution which is being filed along with other concerned investors. A representative of the filers will attend the stockholders' meeting to move the resolution as required. Until then, we welcome the opportunity to meet with EMC to discuss the issue addressed in this resolution.

Walden Asset Management (Walden) performs shareholder advocacy, proxy voting and other social initiatives for Boston Trust Investment Management. Please copy correspondence related to this matter to Tim Smith, Walden's Director of Socially Responsive Investing. If you want to contact Tim directly, he can be reached by phone at (617) 695-5177 or by e-mail at tsmith@ustrustboston.com.

We look forward to hearing from you and best wishes for your continued success in serving all of your stakeholders.

Sincerely,

Heidi Soumerai
Vice President

Encl. Resolution text
CC: Tim Smith, SVP, Walden Asset Management

EMC – REQUEST FOR CONTINUATION OF EMC ANNUAL SHAREHOLDER MEETINGS

Whereas: EMC was a strong and public backer of legislation (S 1797) in the Commonwealth of Massachusetts that would have allowed Massachusetts corporations to eliminate face-to-face annual meetings in favor of "virtual meetings" broadcast over the Internet. The provision allowing the elimination of face-to-face annual meetings was removed from the legislation following a strong public backlash that included investment organizations and citizens groups. In defense of its lobbying activities, EMC spokesman Mark Frederickson, stated that "An annual meeting as a forum for public causes - that's not the purpose." We are disappointed with this characterization. Stockholders have a right to raise questions about financial and social issues that affect EMC's bottom-line and image.

We support the use of new technologies to make annual meetings accessible to stakeholders who cannot attend in person, but do not believe that Internet-only meetings should be in lieu of traditional in-person annual meetings. We believe the tradition of in-person annual meetings plays an important role in holding management accountable to stockholders.

In contrast, online-only annual meetings would allow companies to control which questions and concerns are heard. Last year, EMC limited questions from the floor, an unusual practice in corporate America. Face-to-face annual meetings should allow for an unfiltered dialogue between shareholders and management, in the spirit of America's finest democratic tradition.

The Council of Institutional Investors, a coalition of 120 of America's largest pension funds with portfolios valued over $1 trillion, has among its published corporate governance guidelines for effective governance of public companies, "Cyber meetings should only be a supplement to traditional in-person shareholder meetings, not a substitute."

Additionally, we believe in-person annual meetings are necessary for several reasons:

- The digital divide persists in the United States and not all shareholders have access to computers for online meetings.
- Internet-only meetings limit media access to assembled shareholders. Open media reporting not only serves to protect the financial interest of shareholders, but also the democratic interests of citizens and the state.
- While some corporations have argued that eliminating the face-to-face annual meeting is a way to reduce costs and improve efficiency, we believe maintaining our democracy at a modest money and the investment in creating an annual space for shareholder dialogue is money well spent.
- Annual meetings are one of the few opportunities for top management and the Board to interact directly with a broad cross-section of their shareholders.

Resolved: Shareholders request that EMC Corporation adopt a corporate governance policy affirming the continuation of in-person annual meetings, adjust its corporate practices policies accordingly, and make this policy available publicly to investors.

Concluding Statement: We are concerned that our management was such a strong supporter of legislation that would have allowed for the discontinuation of in-person annual stockholder meetings. We believe EMC's support for such legislation is a serious step backwards for shareholder rights. Therefore, we ask our fellow shareholders to vote for this resolution supporting shareholder democracy.

UNITED STATES TRUST COMPANY
BOSTON *Investment Management*

October 30, 2001

To Whom It May Concern:

United States Trust Company of Boston acts as custodian for **Walden/BBT Domestic Social Index Fund**.

We are writing to verify that Walden/BBT Domestic Social Index Fund currently owns **6,500 shares** of **EMC Corporation (Cusip #268648102)**. We confirm that Walden/BBT Domestic Social Index Fund has at least one percent or $2,000 in market value of the voting securities of **EMC Corporation,** and that such ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Joan Stempel
Compliance Officer

40 Court Street, Boston, Massachusetts 02108 (617) 726-7250 Fax (617) 695-4775

EXHIBIT B

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

November 13, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Boston Trust Investment Management, Inc.
40 Court Street
Boston, MA 02108
Attn: Ms. Heidi Soumerai

Dear Mr. Smith and Ms. Soumerai:

Reference is hereby made to the letter dated October 30, 2001 (the "Letter") from Boston Trust Investment Management, Inc., as adviser to the Walden/BBT Domestic Social Index Fund ("WDSIX"), to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal").

Under Rule 14a-8(c) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may only submit one shareholder proposal for a particular shareholders' meeting. Based on the Letter, other correspondence received by the Company relating to shareholder proposals, and the facts and circumstances related to the foregoing, EMC believes that Walden Asset Management ("Walden") is the true proponent of the Proposal and that WDSIX is merely the nominal proponent of the Proposal. The Company further believes that Walden is the true proponent of proposals submitted by other nominal proponents, including Calvert Asset Management Company, Inc., Tides Foundation, and Funding Exchange. EMC hereby notifies you and the other nominal proponents that pursuant to Rule 14a-8(c) of Regulation 14A of the Exchange Act, Walden, together with its nominal proponents, is eligible to submit only one proposal for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting") and that Walden and its nominal proponents must notify EMC within 14 days from the date you receive this letter which of the proposals submitted to the Company it wishes to submit for inclusion in EMC's proxy materials for the 2002 Annual Meeting under Rule 14a-8.

Notwithstanding the foregoing, the Company hereby further notifies you that WDSIX has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act that WDSIX is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting. In order to submit a shareholder proposal under Rule 14a-8 of Regulation 14A of the Exchange Act, WDSIX must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to be voted on the Proposal at the 2002 Annual Meeting for at least one year by October 30, 2001 (the "Ownership Eligibility Requirement"). According to our records, WDSIX is not a registered holder of EMC securities so the Company cannot verify whether WDSIX meets the Ownership Eligibility Requirement. Because WDSIX is not the registered holder of the EMC securities it allegedly holds, WDSIX must prove to EMC pursuant to Rule 14a-8(b) of Regulation 14A of the Exchange Act that WDSIX meets the Ownership Eligibility Requirement. Under Rule 14a-8(b) of Regulation 14A of the Exchange Act, WDSIX may prove that it meets the Ownership Eligibility Requirement in one of two ways:

- submit to EMC a written statement from the "record" holder of its EMC securities (usually a broker or bank) verifying that WDSIX meets the Ownership Eligibility Requirement; or
- if applicable, submit to EMC a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and certain subsequent amendments thereto, filed by WDSIX with the Securities Exchange Commission reflecting its ownership of EMC securities.

In addition, under Rule 14a-8(b), WDSIX is required to provide a written statement that it intends to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting.

WDSIX submitted a written statement from United States Trust Company of Boston ("USTCB") in its capacity as custodian for WDSIX. There is no indication in the written statement that USTCB is the "record" holder of the EMC securities WDSIX allegedly holds and furthermore, according to our records, USTCB is not a "record" holder of EMC securities. Accordingly, USTCB's written statement included with the Letter does not comply with the specific requirements of Rule 14a-8(b) noted above.

WDSIX also failed to provide a written statement that complies with Rule 14a-8(b) regarding its intention to continue ownership of EMC securities satisfying the Ownership Eligibility Requirement through the date of the 2002 Annual Meeting. In the Letter, WDSIX simply states that "[it] will continue to be an investor through the stockholder meeting." However, WDSIX could sell all but one share of its EMC stock and it would continue to be an investor in EMC. Thus, WDSIX's written statement does not comply with the specific requirements of Rule 14a-8(b) noted above. Please note that USTCB's statement regarding WDSIX's intent also does not comply with the specific requirements of Rule 14a-8(b) noted above.

Unless WDSIX proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

In accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan Permut

Susan I. Permut
Assistant General Counsel

EXHIBIT C

BOSTON*TRUST*
Investment Management

November 20, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

This letter is in response to your correspondence dated November 13, 2001 and received by us on November 14, seeking additional clarification and documentation of the proponent of the shareholder resolution requesting that EMC Corporation continue to hold annual general meetings. The Walden/BBT Domestic Social Index Fund (WDSIX), a distinct legal entity holding 6,500 shares of EMC Corporation stock, is a named proponent of this resolution.

Although record ownership is in the name of CEDE & Co., United States Trust Company of Boston is the custodian of these securities. Documentation from United States Trust Company of Boston has been provided previously, a copy of which is attached to this correspondence. Further, as stated previously, WDSIX intends to continue to hold at least $2,000 or 1% of EMC stock through the date of the 2002 Annual General Meeting.

WDSIX is not filing any other shareholder resolution with EMC Corporation. An affiliated entity, Boston Trust Investment Management, Inc., a wholly owned subsidiary of United States Trust Company of Boston, serves as adviser to the Fund. While Walden Asset Management (Walden) performs shareholder advocacy, proxy voting and other social initiatives for Boston Trust Investment Management, WDISIX is a discrete legal entity.

I trust this clears up any ambiguity on the issue of documentation of share ownership and the identity of the proponent of the resolution. Should you continue to have concerns, please call me immediately at 617-726-7233.

Sincerely,

Heidi Soumerai
Vice President

EXHIBIT D

EMC²
where information lives

EMC Corporation Hopkinton, Massachusetts 01748-9103 508.435.1000 www.EMC.com

December 6, 2001

VIA FEDERAL EXPRESS

Walden Asset Management
40 Court Street
Boston, MA 02108
Attn: Mr. Timothy Smith

Boston Trust Investment Management, Inc.
40 Court Street
Boston, MA 02108
Attn: Ms. Heidi Soumerai

Dear Mr. Smith and Ms. Soumerai:

Reference is hereby made to the letter dated November 20, 2001 (the "Letter") from Boston Trust Investment Management, Inc., as adviser to the Walden/BBT Domestic Social Index Fund ("WDSIX"), to EMC Corporation (the "Company" or "EMC"), in response to the letter dated November 13, 2001 from EMC to WDSIX (the "EMC Response Letter"), and the letter dated October 30, 2001 (the "Original Letter") from WDSIX to EMC, including the proposal attached thereto (the "Proposal").

The Company hereby notifies you that WDSIX has failed to prove to EMC in accordance with Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that WDSIX meets the Ownership Eligibility Requirement (as such term is defined in the EMC Response Letter) and is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2002 Annual Meeting of Stockholders of the Company (the "2002 Annual Meeting").

With both the Letter and the Original Letter, WDSIX submitted a written statement (the "Statement") from United States Trust Company of Boston ("USTCB") with respect to shares of EMC stock allegedly held by USTCB as custodian for WDSIX (the "Shares"). The Statement, however, does not appear to satisfy the requirements of Rule 14a-8(b) (as more fully described in the EMC Response Letter). Our records are unable to confirm that USTCB is the "record" holder of the Shares for purposes of Rule 14a-8(b). In the Letter, WDSIX states that CEDE & Co. is the record owner of the Shares. The Staff of the Securities and Exchange Commission has indicated that a proponent is not required to obtain written verification of ownership from CEDE & Co. but rather, where CEDE & Co. acts as agent or nominee for a bank or broker, the proponent may submit written verification of ownership from such bank or broker. In such case, the bank or broker will be deemed to be the "record" holder of the securities held through CEDE & Co. for purposes of Rule 14a-8(b). Accordingly, any written statement verifying ownership for the purposes of Rule 14a-8(b) must be provided by CEDE & Co., as the actual "record" holder, or by such bank or broker for whom CEDE & Co. acts as agent or nominee, as the deemed "record" holder.

CEDE & Co. does not appear to be holding the Shares as the agent or nominee of USTCB. Please confirm that USTCB is the "record" holder of the Shares by providing the Company with a complete chain of documentation with appropriate confirmation by source, tracing the Shares from CEDE & Co., through each intermediary, including USTCB, back to WDSIX. In the absence of such documentation confirming that USTCB is the "record" holder of the Shares as described above, we believe that the Statement fails to meet the requirements of Rule 14a-8(b) and that WDSIX has failed to prove that it meets the Ownership Eligibility Requirement.

Unless WDSIX proves that it is eligible to submit the Proposal in accordance with Rule 14a-8 of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2002 Annual Meeting.

Please note that we believe there may be other bases for exclusion of the Proposal in the Company's proxy materials for the 2002 Annual Meeting. This letter does not waive the Company's right to either object to inclusion of the Proposal or ultimately omit the Proposal from such proxy materials.

If you have any questions, please feel free to call me at (508) 435-1000.

Very truly yours,

Susan I. Permut

Susan I. Permut
Assistant General Counsel

EXHIBIT E

BOSTON*TRUST*
Investment Management

December 17, 2001

Susan I. Permut
Assistant General Counsel
EMC Corporation
35 Parkwood Drive
Hopkinton, MA 01748-9103

Dear Ms. Permut:

This letter is in response to your correspondence dated December 6, 2001 and received by us on December 7, seeking clarification and documentation by the proponent of the shareholder resolution requesting that EMC Corporation continue to hold annual general meetings. The Walden/BBT Domestic Social Index Fund (WDSIX), a distinct legal entity holding 6,500 shares of EMC Corporation stock, is a proponent of this resolution.

As set forth in our letters dated October 30 and November 20, WDSIX has proven its eligibility to file a shareholder resolution in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934. WDSIX provided proof of ownership from United States Trust Company of Boston (USTC), its custodian bank. (Exhibit A)

Rule 14a-8(b)(2) establishes that to prove eligibility shareholders can provide a company with "a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." USTC, a Massachusetts chartered bank and trust Company, has provided such documentation in its capacity as custodian for WDSIX. Although CEDE & Co. is the actual holder of record of the EMC shares in question, the staff of the Securities and Exchange Commission (SEC) has recognized that CEDE & Co. acts solely as an agent for the bank or broker and is not required to even be mentioned in proof of ownership documentation. This can be confirmed by reviewing SEC staff interpretations set forth in numerous no-action letters on this matter.

I know you are familiar with the above. We believe the intent of the rule is absolutely clear - that a letter of confirmation of ownership from one's broker or bank is responsive to SEC rules.

Nonetheless, in an effort to show our good faith, we are providing herewith, supplementary information that goes well beyond that which is required by SEC rules. Attached, as Exhibit B is a "POSITION/TAXLOT DETAIL" report that USTC maintains in its role as custodian for WDSIX. The report traces WDSIX's history of ownership of EMC stock, including all purchases and sales, since the Fund's inception date in July

1999. You will note that there have never been any sales, and indeed all the separate tax lot positions add up to the total position of 6,500 shares highlighted in yellow.

To reiterate, we believe WDSIX has provided the necessary documentation attesting to its eligibility to file the shareholder resolution with EMC. If for any reason you deem this documentation to be insufficient, you must tell us with *specificity* what you believe is satisfactory documentation. Certainly, you are free to go to the SEC for interpretive advice on this matter, allowing the attorney for the sponsors to respond.

Further, we restate for the record, that WDSIX will hold at least the requisite number of shares through the 2002 general annual meeting of EMC, according to SEC rules.

Given the multitude of challenges put forth by EMC to other filers on numerous issues, and in light of the "misplacement" of our proxy resolution last year, we are increasingly concerned that EMC lacks commitment to its shareowners and does not intend to proceed in good faith.

I hope this response lays to rest the issue of WDSIX's eligibility to file the shareholder resolution.

Sincerely,

Heidi Soumerai
Vice President

Exhibit A

UNITED STATES TRUST COMPANY
BOSTON *Investment Management*

October 30, 2001

To Whom It May Concern:

United States Trust Company of Boston acts as custodian for **Walden/BBT Domestic Social Index Fund**.

We are writing to verify that Walden/BBT Domestic Social Index Fund currently owns **6,500 shares** of **EMC Corporation (Cusip #268648102)**. We confirm that Walden/BBT Domestic Social Index Fund has at least one percent or $2,000 in market value of the voting securities of **EMC Corporation**, and that such ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Joan Stempel
Compliance Officer

40 Court Street, Boston, Massachusetts 02108 (617) 726-7250 Fax (617) 695-4775

UNITED STATES TRUST COMPANY

POSITION/TAXLOT DETAIL   PRICED AS OF:12/07/01

1-05505 -WALDEN DOMESTIC SOCIAL INDEX FD   CASH BASIS

EMC : EMC CORPORATION   TAXABLE TO FEDERAL AND STATE

CUSIP: 268648102   ISIN:

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
6,500.0000	233,034.02	111,605.00	233,034.02	0
	-121,429.02	-121,429.02	233,034.02	0

LOT # P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A	ORIGINAL COST	ACCRUED INT PURCH / ACCRUED INT SOLD	CSD PURCH / CSD SOLD
5936 1	4,600.0000	136,345.15	07/30/1999	-57,363	41	F	N	Y	F	136,345.15	0.00	06/19/01
		136,345.15	06/19/2001		44	F		P				
5938 1	200.0000	11,203.52	02/11/2000	-7,770	41	F	N	Y	F	11,203.52	0.00	06/19/01
		11,203.52	06/19/2001		44	F		P				
5939 1	100.0000	7,074.41	06/14/2000	-5,357	41	F	N	Y	F	7,074.41	0.00	06/19/01
		7,074.41	06/19/2001		44	F		P				
5940 1	400.0000	29,489.61	06/26/2000	-22,622	41	F	N	Y	F	29,489.61	0.00	06/19/01
		29,489.61	06/19/2001		44	F		P				
5942 1	500.0000	32,364.85	12/29/2000	-23,780	41	F	N	Y	F	32,364.85	0.00	06/19/01
		32,364.85	06/19/2001		44	F		P				
5943 1	200.0000	8,495.08	04/19/2001	-5,061	41	F	N	Y	F	8,495.08	0.00	06/19/01
		8,495.08	06/19/2001		44	F		P				
6774 1	200.0000	4,417.40	07/06/2001	-983	41	F	N	Y	P	4,417.40	0.00	07/11/01
		4,417.40	07/11/2001		44	F		P				
7324 1	200.0000	2,432.00	10/10/2001	1,002	41	F	N	Y	P	2,432.00	0.00	10/15/01
		2,432.00	10/15/2001		44	F		P				
7475 1	100.0000	1,212.00	10/24/2001	505	41	F	N	Y	P	1,212.00	0.00	10/29/01
		1,212.00	10/29/2001		44	F		P				

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: EMC Corporation
Incoming letter dated December 21, 2001

The proposal requests that EMC adopt a corporate governance policy affirming the continuation of in-person annual meetings.

There appears to be some basis for your view that EMC may exclude the proposal under rule 14a-8(i)(7), as relating to EMC's ordinary business operations (i.e., the determination whether to continue to hold annual meetings in person). Accordingly, we will not recommend enforcement action to the Commission if EMC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which EMC relies.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor